CANADIAN NATURAL RESOURCES LIMITED
NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 7, 2026
NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Telus Convention Centre, 120 - 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 7, 2026, at 11:00 a.m. (MDT) for the following purposes:
1.To receive the Annual Report of the Corporation to the Shareholders which includes the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2025;
2.To elect Directors to serve until the close of the next Annual Meeting of Shareholders;
3.To appoint Auditors to serve until the close of the next Annual Meeting of Shareholders and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;
4.To consider, and if deemed appropriate, to pass an ordinary resolution, on an advisory basis, on the Corporation's approach to executive compensation, as described in the Management Information Circular (the "Information Circular") accompanying this Notice of Meeting; and
5.To transact such other business as may properly be brought before the Meeting or any adjournments thereof.
The Corporation will hold the Meeting in person at the time and place designated herein. Registered Shareholders and duly appointed proxyholders (as defined in the Information Circular) can attend and participate in the Meeting.
ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 18, 2026 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF THEIR COMMON SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE COMMON SHARES PRODUCES A PROPERLY ENDORSED SHARE CERTIFICATE OR OTHERWISE ESTABLISHES THAT THEY OWN SUCH COMMON SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT THEIR NAME BE INCLUDED ON THE SHAREHOLDERS’ LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT ATTEND THE MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED.
IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 320 BAY STREET, 14th FLOOR TORONTO, ONTARIO, CANADA, M5H 4A6, AT LEAST 48 HOURS BEFORE THE MEETING, WHICH WILL BE HELD ON THURSDAY, MAY 7, 2026 AT 11:00 A.M. (MDT) OR 48 HOURS (EXCLUDING NON-BUSINESS DAYS) PRIOR TO THE TIME FIXED FOR THE HOLDING OF ANY POSTPONEMENT OR ADJOURNMENT OF THE MEETING.

The Information Circular of the Corporation accompanying this Notice contains important instructions and details on how to participate at the Meeting and vote your Common Shares by proxy for the Meeting. The specific details of the matters proposed to be put before the Meeting are also set forth in the Information Circular.
Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered Shareholder, or if, as a beneficial Shareholder, you returned the financial statement request card sent with the 2025 proxy solicitation material.
DATED at Calgary, Alberta, this 18th day of March 2026.

BY ORDER OF THE BOARD OF DIRECTORS

STEPHANIE A. GRAHAM Corporate Secretary and Associate General Counsel, Canada

CANADIAN NATURAL RESOURCES LIMITED

PROXY STATEMENT AND MANAGEMENT INFORMATION CIRCULAR for the Annual Meeting of Shareholders to be held May 7, 2026

Proxy Statement and Management Information Circular
Unless otherwise indicated, all dollar figures stated in this Information Circular represent Canadian dollars. On December 31, 2025, the reported WM/Refinitiv noon benchmark exchange rate for one Canadian dollar was in U.S. dollars and Pounds Sterling, U.S.$0.72916 and £0.54232, respectively. On December 31, 2025, the reported WM/Refinitiv noon benchmark exchange rate for one U.S. dollar was Canadian $1.37145 and for one Pound Sterling was Canadian $1.84391.

1	Canadian Natural 2026 Management Information Circular

I. Information on Items to be Acted Upon
Solicitation of Proxies
This Proxy Statement and Management Information Circular ("Information Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation" or "Canadian Natural") for use at the 2026 Annual Meeting of the Shareholders of the Corporation.
The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation.
Except as otherwise stated, the information contained herein is given as of March 18, 2026.
Information Concerning Voting
WHEN AND WHERE THE MEETING WILL BE HELD
The 2026 Annual Meeting of the Shareholders of the Corporation will be held at the Telus Convention Centre, 120 - 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 7, 2026 at 11:00 a.m. (MDT) (the "Meeting") and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.
QUORUM FOR THE MEETING
Holders of five percent (5%) of the outstanding common shares of the Corporation (the "Common Shares") entitled to vote, present at the Meeting or by proxy, will constitute a quorum for the Meeting.
WHO CAN VOTE AT THE MEETING
Any Shareholder of record on March 18, 2026 (the "Record Date") is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 7, 2026 or any adjournment or postponement of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date, you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the Common Shares and, not later than 5 days before the Meeting, you request your name be included on the list of shareholders entitled to vote at the Meeting.
You, as a Shareholder, have the right to designate a person or company (who need not be a Shareholder of the Corporation) other than N. Murray Edwards or Scott G. Stauth, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided on the proxy the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy. If you are a non-registered (beneficial) shareholder and wish to vote your Common Shares yourself at the Meeting, you will need to appoint yourself as proxy by following the instructions below under Voting as a Beneficial Shareholder.
VOTING AS A REGISTERED SHAREHOLDER
A registered shareholder is a shareholder who has (i) a share certificate registered in their name, or (ii) a Direct Registration Statement in their name which confirms their holdings. If you are a registered shareholder, you will have received a Form of Proxy for this Meeting. You will also be able to attend the Meeting and vote in person or appoint someone to vote at the Meeting on your behalf in the manner described herein.
Voting by proxy can be done in one of the following ways: 1) by mailing or personally delivering the completed Form of Proxy enclosed with this Circular to Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario, Canada, M5H 4A6 at least 48 hours (excluding non-business days) prior to the time fixed for the holding of the Meeting or of any postponement or adjournment of the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the Form of Proxy; or, 3) online, in advance of the Meeting, at: www.investorvote.com and following the directions there.

Canadian Natural 2026 Management Information Circular	2

VOTING AS A BENEFICIAL SHAREHOLDER
A non-registered shareholder (a beneficial shareholder) is a shareholder who has their Common Shares held by an intermediary such as a broker, dealer, trustee or financial institution.
If you are a beneficial shareholder and you wish to have your Common Shares voted by proxy at the Meeting, you must provide instructions to the intermediary who is holding your Common Shares on how you want your Common Shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instructions by calling a toll free number or, through the internet, by accessing the website address indicated on the Voting Instruction Form and following the instructions.
If you wish to vote in person at the Meeting, you must appoint yourself as your proxyholder. To appoint yourself as proxyholder, insert your name in the space provided on the Voting Instruction Form provided to you with this Information Circular and sign and return it to the intermediary in accordance with the instructions provided. Do not otherwise complete the form as you will be voting at the Meeting. Please register at the registration table at the Meeting.
In any case, DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your Common Shares at the Meeting.
HOW YOUR COMMON SHARES WILL BE VOTED
Your Common Shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxyholder is one designated by us, and no voting instructions have been specified by you, your Common Shares will be voted: (i) in favour of each of the persons nominated by management for election as directors; (ii) in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration; and (iii) on the advisory vote, in favour of the Corporation's approach to executive compensation.
The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment or postponement thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the Notice of Meeting but, if other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such proxy according to their best judgment.
CHANGING YOUR VOTE
If you are a registered shareholder and change your mind on how you want your Common Shares voted or you decide to attend the Meeting and vote yourself, you can revoke your proxy by personally attending the Meeting and voting your Common Shares during the designated time or in accordance with the following instructions.
You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario, Canada, M5H 4A6 at any time up to and including the last business day proceeding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment of the Meeting; or, (b) depositing another Form of Proxy before 11:00 a.m. (MDT) on May 5, 2026 or not less than 48 hours (excluding non-business days) prior to the time fixed for the holding of any adjournment or postponement of the Meeting. The written notice revoking your proxy can be signed by you or your attorney, provided they have your written authorization. If the Common Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.
If you are a beneficial shareholder, follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above under the heading Voting as a Beneficial Shareholder.
YOU MAY RECEIVE MORE THAN ONE SET OF VOTING MATERIALS
You may receive more than one set of voting materials, including multiple copies of this Circular, and multiple proxy or Voting Instruction Forms if you hold your Common Shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold Common Shares. If you are a registered holder of record and you hold your Common Shares in more than one name or variation of your name, you will receive more than one Form of Proxy. Please complete, sign and return each Form of Proxy and Voting Instruction Form you receive, or you may cast your vote by telephone or online by following the instructions on each Form of Proxy or Voting Instruction Form.

3	Canadian Natural 2026 Management Information Circular

HOW THE VOTES ARE COUNTED
As a shareholder, you are entitled to one vote for each Common Share you hold as at March 18, 2026 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) it is required by law.
IF YOU HAVE OTHER QUESTIONS
If you are a registered shareholder and have any questions regarding the Meeting or require any assistance in completing the Form of Proxy, contact the Corporation's transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.
If you are a beneficial shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form or as otherwise provided in the Voting Instruction Form.
Number of Voting Shares Outstanding and Principal Holders Thereof
The Record Date for determination of holders of Common Shares entitled to notice of and to vote at the Meeting is March 18, 2026, provided that, to the extent a Shareholder of record transfers the ownership of any of their Common Shares after the Record Date and (i) the transferee of those Common Shares produces a properly endorsed share certificate or otherwise establishes that they own such Common Shares; and (ii) requests, not later than 5 days before the Meeting, that their name be included on the shareholders' list, then such transferee shall be entitled to vote such Common Shares at the Meeting.
As at March 18, 2026, the Corporation has 2,086,830,405 Common Shares issued and outstanding, each Common Share carrying the right to one vote.
To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation other than:

Capital World Investors 333 South Hope Street, 55th Floor, Los Angeles, CA 90071	214,669,993(1)	10.3%
(1) Based on Capital World Investors' 62-103F3 filed on Sedarplus.ca on February 2, 2026.
Business of the Meeting
Shareholders will be addressing four items at the Meeting:
1.Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2025;
2.Electing the directors of the Corporation to serve until the close of the next Annual Meeting of Shareholders;
3.Appointing the Auditors of the Corporation to serve until the close of the next Annual Meeting of Shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors' remuneration; and
4.Conducting an advisory vote on the Corporation's approach to executive compensation.
Shareholders will also consider other business that may properly be brought before the Meeting.
Receiving the Annual Report
The Annual Report, including the Consolidated Financial Statements and the report of Auditors for the year ended December 31, 2025, will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation's website at: www.cnrl.com and under the Corporation's profile on SEDAR+ at: www.sedarplus.ca. As a Shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation's independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

Canadian Natural 2026 Management Information Circular	4

Election of Directors
The affairs of the Corporation are managed by a Board of Directors (the "Board") who are elected annually at each Annual Meeting of Shareholders. Directors are elected to hold office until the next Annual Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors.
Shareholders will be asked to elect twelve directors at the Meeting of which ten nominees out of the twelve (83%) are independent. Ms. S.A.M. Brown was appointed by the Board of Directors effective November 4, 2025. The remaining nominees, other than Dr. G.E. Isaac, are currently Directors who were elected at the Annual and Special Meeting of Shareholders of the Corporation held on May 8, 2025.
The Corporation would also like to thank and acknowledge the contribution and service to the Corporation and the Board of Ms. Catherine M. Best and Mr. Wilfred A. Gobert, both of whom are not standing for re-election at the Meeting. Ms. Best has served as a director since 2003 and as Chair of the Audit Committee since 2004. She also served as a member of the Compensation Committee and the Health, Safety and Asset Integrity Committee during her tenure. Mr. Gobert has served as a director since 2010 and as a member of the Audit Committee, the Compensation Committee, and the Nominating, Governance and Risk Committee. The depth of knowledge, experience and stewardship brought to the Board by Ms. Best and Mr. Gobert and their ongoing dedication to the Corporation, and its shareholders, has contributed significantly to the success of the Corporation.
BOARD RENEWAL AND SUCCESSION
Since 2016, three directors retired from the Board (two independent directors and one management director) and six directors joined the Board (four independent directors and two management directors), including Ms. S.A.M. Brown who joined the Board in November 2025. One independent director also resigned from the Board in that period to pursue another opportunity. In 2026, two additional independent directors are stepping down from the Board. Ms. C.M. Best is retiring early and will not stand for re-election. Under the mandatory retirement policy, any director who has reached the age of 78 cannot stand for re-election to the Board, subject to the Board's discretion to waive such requirement in exceptional circumstances. Mr. W.A. Gobert reached the Board's mandatory age of retirement in 2026 and, consequently, is not standing for re-election. The Honourable F.J. McKenna also reached the Board's mandatory age of retirement in 2026. However, due to the significant changes to the Compensation Committee resulting from the retirements of Ms. Best and Mr. Gobert, both of whom were members of the Compensation Committee, the Board, in recognition of Mr. McKenna's unique skills and expertise, has requested that Mr. McKenna extend his tenure on the Board for at least one additional year to support the new Compensation Committee members and ensure that the role of Chair of the Compensation Committee is properly transitioned to his successor. The Board has also nominated Dr. G.E. Isaac for election at the 2026 Annual Meeting of Shareholders.
The changes discussed above reflect the ongoing renewal of the Board over the last ten years, which has added industry, business and managerial experience as well as diversity. In the coming years, the anticipated turnover in Board membership due to upcoming retirements will further renew the Board while providing the opportunity to support the Corporation's commitment to diversity and inclusion, as discussed in more detail below. In addition, in planning for Board succession, the Board will also consider the need to fill any gaps in Board skills matrix that may be created as members retire and the need to replace any other unique skills that retiring Board members may have. All of these factors will inform the candidate selection process.
DIVERSITY AND INCLUSION POLICY STATEMENT
The Corporation is committed to diversity and inclusion and values the benefits that an inclusive and diverse workforce can bring to the organization.
Embracing the inclusion of individuals with diverse backgrounds and perspectives (including gender, ethnicity, Indigenous status, age, disability, and other diverse attributes) promotes a safe, healthy and innovative environment. Different perspectives and ideas mitigate against group bias and ensure that the Corporation has the opportunity to benefit from all available talent and the diverse ideas that different individual experiences foster.
By creating an inclusive work environment where all people are valued and welcomed, the Corporation is a place where everyone can grow and contribute to the success of the organization.
The Corporation believes the promotion of diversity at all levels within the organization is best served through careful consideration of the knowledge, experience, skills and perspectives of each individual in light of the needs of the organization without focusing on any single diversity characteristic. The Corporation will continue to ensure that it is a representative employer, reflecting the strength that diversity brings to our broader community and to our society.
The Corporation is also respectful of an individual's right to personal privacy and acknowledges that the gathering and reporting of diversity information does not supersede an individual's right to not disclose or self-declare.
The Corporation recognizes that it is in its continued best interest to have a Board whose members are diverse in background and experience and can bring a broad perspective to decision making for the guidance, direction, leadership and good governance of the Corporation.

5	Canadian Natural 2026 Management Information Circular

Director nominees are selected for their experience, expertise and judgment, as well as a demonstrated ability to exercise independent thought. Nominees must also share the values of the Corporation and be aligned with its culture. The Corporation's gender diversity targets and other aspects of an individual's diverse characteristics, background, experience and skills are always considered when identifying potential candidates.
The Board considers its current policies and practices appropriate and will continue to support its ongoing efforts to promote diversity and inclusion within the organization.
With respect to gender diversity, the Board believes that a Board composition where a minimum of 40% of its independent directors are women is appropriate when the other factors relevant to Board effectiveness and the natural resource industry are considered. The Board has determined that, at this time, targets for other categories of diversity would be difficult to implement given that individuals are not obligated to disclose or self-declare as members of any particular group. Of the ten independent Director nominees standing for election at the Meeting, four are women (40%), and one (10%) is a self-declared member of an ethnic and visible minority. The Board remains committed to identifying and recruiting candidates from other diverse communities as vacancies arise.
The Corporation actively encourages the advancement of women and supports diverse communities within the organization to stimulate creativity and innovation while promoting personal and professional development. As part of the overall leadership development and management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to continuing education and career development opportunities within the Corporation. Appointments by the Board to the executive level are determined based upon the merit, performance, leadership and management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. While the Corporation has not adopted a target regarding the representation of women at the executive level, the Corporation monitors trends in gender representation in supervisory/technical roles as well as at both the manager and executive level on an annual basis to ensure that corporate trends support the development of women as candidates and support continued progress towards a more diverse workforce and increased representation of women at all levels of the Corporation. Currently, 19% of the Corporation's overall leadership is female, which is comprised of seventy-four (74) women (23%) in manager positions, seven (7) women in Senior Vice‑President or Vice-President roles, including four (4) women (21%) in executive officer positions (and who are members of the senior management team of nineteen) and approximately five hundred and eight (508) women (19%) who are in supervisory and/or technical roles across the organization.
MANDATORY SHARE OWNERSHIP
The Board believes that, in order to achieve better alignment in the interests of the directors and the executive officers of the Corporation and those of shareholders, requiring that the directors and executive officers maintain Common Share ownership is desirable. Details regarding the Corporation's mandatory share ownership policy can be found on page 23.
Within five (5) years from the date of a director's appointment to the Board, non-management directors are required to acquire and hold Common Shares and/or Deferred Share Units ("DSUs") of the Corporation equal to a minimum aggregate value of $825,000, being three times the annual (cash and equity) retainer paid to directors in 2025. Directors are required to annually confirm their Common Share and DSU ownership position prior to filing the Information Circular, the results of which are reported in the table below for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that their position has not been hedged against declines in the value of the Common Shares or otherwise sold.
Management directors are required to hold Common Shares equal to a minimum aggregate market value of four times their annual salary within three (3) years from the date of their appointment as an officer of the Corporation. As the Executive Chair's annual salary is $1, his mandatory, required holding in 2025 was four times his notional salary of $912,900. For a discussion of Mr. Edwards' notional salary, please refer to page 30.
MAJORITY VOTING POLICY FOR DIRECTORS
In accordance with the Corporation's majority voting policy for directors, any nominee in an uncontested election who receives a greater number of Common Shares withheld than Common Shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The Board would be expected to accept the resignation, absent exceptional circumstances. The majority voting policy does not apply if there are contested director elections. The Corporation shall issue a news release regarding the election of directors and the Board's decision on any such resignation.
DIRECTOR NOMINEES
The following sets forth, among other information, the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed as a director of the Corporation; the voting results for the Nominee at the previous Annual Meeting of Shareholders, if applicable; the number of the Common Shares and/or DSUs of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 18, 2026 and the value thereof on such date; whether each Nominee meets the mandatory Common Share ownership level and the Nominee's equity ownership level relative to the mandatory requirement expressed as a multiple; the meeting attendance

Canadian Natural 2026 Management Information Circular	6

record of each Nominee, if applicable; whether each Nominee is independent or non-independent; and, in the case of Nominees who are members of management, the number of stock options and performance share units ("PSUs") held. (See page 27 for details on the PSU program). Refer to page 55 for additional information on the level of experience and areas of expertise reflected on the Board.

Shelley A.M. Brown, C.M., F.C.P.A, F.C.A., ICD.D, Saskatoon, Saskatchewan, Canada Age: 69	Director Since November 2025 Independent Director		Voting Results at 2025 Annual Meeting For: N/A Withheld: N/A

Ms. S.A.M. Brown was appointed as a director of the Corporation on November 4, 2025. Ms. Brown served as a Senior Audit Partner with Deloitte LLP until 2018. During her time in public practice, she also served as the Director for Audit Services and Regional Managing Partner for Deloitte (in Saskatchewan) and was also a member of the Deloitte National Board for 12 years. Ms. Brown previously served as Chair of the Canadian Institute of Chartered Accountants and Chair of CPA Canada. Ms. Brown is the recipient of numerous awards recognizing her accomplished career, including receiving Lifetime Achievement Awards from the CPA Institutes of British Columbia and Saskatchewan. Ms. Brown holds a Bachelor of Commerce from the University of Saskatchewan, is a Fellow of Chartered Professional Accountants of British Columbia, Alberta, Saskatchewan and Ontario and holds the Canadian Institute of Corporate Directors designation (ICD.D) and became a member of the Order of Canada in 2019.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	2/2	Stantec Inc.
Audit	Member	1/1
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	2,071	$139,772	$825,000	November 4, 2030
Total	2,071	$139,772	3X annual cash and equity retainer
Ms. Brown has until November 4, 2030 (five years from appointment) to meet Ownership Requirements.

Dr. M. Elizabeth Cannon, O.C. Calgary, Alberta, Canada Age: 63	Director Since November 2019 Independent Director		Voting Results at 2025 Annual Meeting For: 99.36% Withheld: 0.64%

Dr. M.E. Cannon is a corporate director. Dr. Cannon is President Emerita at the University of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006 to 2010, as well as President and Vice Chancellor from 2010 to 2018. Dr. Cannon is a fellow of the Royal Society of Canada and the Canadian Academy of Engineering, an associate of the National Academy of Engineering (US) and a corresponding member of the Mexican Academy of Engineering. Dr. Cannon holds a Bachelor of Applied Sciences (Mathematics) from Acadia University as well as a Bachelor of Science, a Master of Science and a PhD in Geomatics Engineering, all from the University of Calgary. Dr. Cannon is a professional engineer and a member of the Association of Professional Engineers and Geoscientists of Alberta. She also holds Honorary Doctorates from 3 universities as well as an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology. Dr. Cannon became an officer of the Order of Canada in 2019.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	None
Health, Safety, Asset Integrity & Environmental	Member	4/4
Reserves	Member	3/3
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	29,577	$1,996,152	$825,000	5.01x
DSUs	31,625	$2,134,371
Total	61,202	$4,130,523	3X annual cash and equity retainer
Dr. Cannon exceeds her Ownership Requirements with holdings having an aggregate value of $4,130,523.

7	Canadian Natural 2026 Management Information Circular

N. Murray Edwards, C.M. St. Moritz, Switzerland Age: 66	Director Since September 1988 Non-independent Director (Management)		Voting Results at 2025 Annual Meeting For: 96.18% Withheld: 3.82%

Mr. N.M. Edwards is an investor and corporate director. Prior to December 2015, he was President, Edco Financial Holdings Ltd., a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto, he was a partner of the law firm Burnet, Duckworth and Palmer LLP in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto and became a member of the Order of Canada in 2013.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Executive Chair	7/7	Ensign Energy Services Inc.
			Magellan Aerospace Corporation
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	42,936,076	$2,897,755,769	$3,651,600	793.56x
Stock Options	2,900,000
PSUs	1,048,244
Total	46,884,320	$2,897,755,769	4X notional salary(1)
Mr. Edwards exceeds Ownership Requirements with holdings having an aggregate value of $2,897,755,769.
(1) For a discussion of Mr. Edwards' notional salary and the calculation of his minimum share ownership requirements, please refer to page 30.

Christopher L. Fong Calgary, Alberta, Canada Age: 76	Director Since November 2010 Independent Director		Voting Results at 2025 Annual Meeting For: 93.14% Withheld: 6.86%

Mr. C.L. Fong is a corporate director. Until his retirement in May 2009, he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto, between 1974 and September 1980, Mr. Fong worked as a petroleum engineer and as a corporate planning analyst in the oil and gas industry. He has served as Chair of EducationMatters, Calgary’s Public Education Trust, as a governor of Honen’s, an International Piano Competition, past Chair of UNICEF Canada and has served on the Petroleum Advisory Committee of the Alberta Securities Commission. Mr. Fong graduated from McGill University with a Bachelor of Chemical Engineering degree and has post graduate courses in Finance, Economics and Accounting from McGill University and the University of Calgary.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	None
Health, Safety, Asset Integrity & Environmental	Chair	4/4
Reserves	Member	3/3
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	90,317	$6,095,494	$825,000	12.74x
DSUs	65,385	$4,412,834
Total	155,702	$10,508,328	3X annual cash and equity retainer
Mr. Fong exceeds Ownership Requirements with holdings having an aggregate value of $10,508,328.

Canadian Natural 2026 Management Information Circular	8

Ambassador Gordon D. Giffin Sarasota, Florida, U.S.A. Age: 76	Director since May 2002 and Lead Independent Director since May 2012		Voting Results at 2025 Annual Meeting For: 86.56% Withheld: 13.44%

Ambassador G.D. Giffin is a partner and Global Vice-Chair, emeritus at Dentons US LLP, in their Washington, D.C. and Atlanta, Georgia offices, and was a Senior Partner with McKenna Long & Aldridge LLP, a law firm based in Washington, D.C. and Atlanta, Georgia from 2001 to 2015 when they merged with Dentons. Prior thereto, he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 30 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law. Ambassador Giffin also serves on the Board of Trustees of the Carter Presidential Center and is a member of both the Council on Foreign Relations and the Trilateral Commission. Ambassador Giffin also serves as a member of the Board of CIBC Bank USA.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	None
Audit	Member	5/5
Nominating, Governance and Risk	Chair	3/3
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	212,847	$14,365,044	$825,000	17.41x
Total	212,847	$14,365,044	3X annual cash and equity retainer
Ambassador Giffin exceeds Ownership Requirements with holdings having an aggregate value of $14,365,044.

Christine M. Healy Toronto, Ontario, Canada Age: 54	Director since February 2024 Independent Director		Voting Results at 2025 Annual Meeting For: 99.15% Withheld: 0.85%

Ms. C.M. Healy was appointed as a director of the Corporation on February 27, 2024. Ms. Healy was appointed President and CEO of Northland Power Inc., an independent Canadian power producer with global assets, on February 5, 2025. Prior to, she was the President, AMEA (Asia, Middle East and Australia) of AtkinsRealis, a globally-leading design, engineering and project-management company. Prior to that, she served as Senior Vice President, Carbon Neutrality and Continental Europe for TotalEnergies from 2021 to 2023. From 2018 to 2020, Ms. Healy served as Country Chair, President and Chief Executive Officer for Total E&P Canada. Prior to her tenure with TotalEnergies, Ms. Healy was Chief Strategy Officer and General Counsel of Maersk Oil and Gas where she was responsible for M&A, strategy, commercial, communications, government relations, compliance and legal. She previously held senior executive positions with Equinor and the Government of Newfoundland and Labrador. Ms. Healy holds a Bachelor of Arts (Honours) in Economics from Memorial University and a Juris Doctorate degree from Osgoode Hall Law School.

Board and Committee Participation - 93%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	Northland Power Inc.
Audit	Member	5/5
Nominating, Governance and Risk	Member	3/3
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	7,610	$513,599	$825,000	February 27, 2029
Total	7,610	$513,599	3X annual cash and equity retainer
Ms. Healy has until February 27, 2029 (five years from appointment) to meet Ownership Requirements.

9	Canadian Natural 2026 Management Information Circular

Dr. Grant E. Isaac Saskatoon, Saskatchewan, Canada Age: 54	Director Nominee Independent Director		Voting Results at 2025 Annual Meeting For: N/A Withheld: N/A

Dr. G.E. Isaac has been the President and Chief Operating Officer of Cameco Corporation since 2025. Prior to that he held various Officer roles including Executive Vice President and Chief Financial Officer as well as Senior Vice-President, Corporate Services. He has executive oversight for Cameco's commercial, operational and financial strategy. In addition to his extensive business experience, he has held numerous academic positions in business, economics and international trade. In 2000 he was appointed professor at the University of Saskatchewan and in 2006 was appointed Dean of the Edwards School of Business. He has published extensively in various areas including international trade policy, biotechnology and intellectual property. Dr. Isaac has also served on various boards including the University of Saskatchewan Board of Governors and as Chair of the Board of Directors of the Canadian Nuclear Association. Dr. Isaac received a Bachelors of Arts (Economics) and a Masters of Arts (Economics) from the University of Saskatchewan and a Ph.D from the London School of Economics.

Board and Committee Participation - N/A	Position	Meetings	Other Public Company Board Memberships
Board of Directors	N/A	N/A	None
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	3,450	$232,841	$825,000	May 7, 2031
Total	3,450	$232,841	3X annual cash and equity retainer
Subject to election, Dr. Isaac will have until May 7, 2031 (five years from appointment) to meet Ownership Requirements.

Steve W. Laut Calgary, Alberta, Canada Age: 68	Director since August 2006 Independent Director		Voting Results at 2025 Annual Meeting For: 98.26% Withheld: 1.74%

Mr. S.W. Laut retired from the Corporation effective May 5, 2020 and is currently a corporate director and businessman. Prior to his retirement, he was the Executive Vice-Chairman of the Corporation from March 2018. Mr. Laut joined the Corporation as Senior Exploitation Engineer in 1991, and thereafter was appointed to positions of increasing responsibility including as Vice-President, Operations in 1996; Executive Vice-President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. During his tenure with the Corporation, he was instrumental in contributing to its growth and success. Mr. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is member of the Association of Professional Engineers and Geoscientists of Alberta.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	None
Health, Safety, Asset Integrity & Environmental	Member	4/4
Reserves	Member	3/3
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	878,650	$59,300,089	$825,000	71.88x
Total	878,650	$59,300,089	3X annual cash and equity retainer
Mr. Laut exceeds Ownership Requirements with holdings having an aggregate value of $59,300,089.

Canadian Natural 2026 Management Information Circular	10

Honourable Frank J. McKenna, P.C., O.C., O.N.B., K.C. Cap Pelé, New Brunswick, Canada Age: 78	Director since August 2006 Independent Director		Voting Results at 2025 Annual Meeting For: 96.01% Withheld: 3.99%

Mr. F.J. McKenna has been the Deputy Chair of TD Bank Group since May 2006. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006. From 1998 to 2005, he acted as Counsel to the Atlantic Canada law firm McInnes Cooper LLP, while serving on numerous boards, and he was Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University, postgraduate studies in political science at Queen’s University, and a Bachelor of Laws degree from the University of New Brunswick. He became an officer of the Order of Canada in 2008.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	Brookfield Asset Management Inc.
Nominating, Governance and Risk	Member	4/4
Compensation	Chair	5/5
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	—	$—	$825,000	14.45x
DSUs	176,650	$11,922,109
Total	176,650	$11,922,109	3X annual cash and equity retainer
Mr. McKenna exceeds Ownership Requirements with holdings having an aggregate value of $11,922,109.

Scott G. Stauth Calgary, Alberta, Canada Age: 60	Director since February 2024 Non-independent Director (Management)		Voting Results at 2025 Annual Meeting For: 98.84% Withheld: 1.16%

Mr. S.G. Stauth became President of the Corporation on February 28, 2024. Prior thereto, he joined the Corporation in 1997 and was appointed to positions of increasing responsibility as Vice-President Field Operations in 2006, Senior Vice-President Operation Field, Facilities & Pipelines in 2011, Senior Vice-President North American Operations in 2013, Senior Vice-President, North American Operations responsible for the Horizon, Thermal and Conventional Field Operations in 2014, Executive Vice-President, Canadian Field Operations adding the responsibility of Athabasca Oil Sands Project in 2017 and, in 2018, Chief Operating Officer, Oil Sands. He has played a significant role in the Corporation’s evolution and growth during his tenure.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	None
Health, Safety, Asset Integrity & Environmental	Member	2/2
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	371,548	$25,075,775	$2,454,000	10.22x
Stock Options	1,180,000
PSUs	329,913
Total	1,881,461	$25,075,775	4X annual base salary
Mr. Stauth exceeds Ownership Requirements with holdings having an aggregate value of $25,075,775.

11	Canadian Natural 2026 Management Information Circular

David A. Tuer Calgary, Alberta, Canada Age: 76	Director since May 2002 Independent Director		Voting Results at 2025 Annual Meeting For: 92.55% Withheld: 7.45%

Mr. D.A. Tuer is a corporate director. Prior thereto, Mr. Tuer was Executive Chairman of Optiom Inc., a private insurance company. Prior thereto, from 2010 to 2015, he was Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd., also a private oil and gas exploration company, from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. Tuer also served as Executive Vice-Chairman of BA Energy Inc. from 2005 until 2008, when it was acquired by its parent company Value Creation Inc. During his tenure, BA Energy Inc. was pursuing the potential development of a merchant heavy oil upgrader in Northern Alberta that would upgrade bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto, he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is Chairman of the board of directors of Altalink Management LLP, a private limited partnership.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	None
Audit	Member	5/5
Reserves	Chair	3/3
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	59,264	$3,999,727	$825,000	4.85x
Total	59,264	$3,999,727	3X annual cash and equity retainer
Mr. Tuer exceeds Ownership Requirements with holdings having an aggregate value of $3,999,727.

Annette M. Verschuren, O.C. Toronto, Ontario, Canada Age: 69	Director since November 2014 Independent Director		Voting Results at 2025 Annual Meeting For: 98.75% Withheld: 1.25%

Ms. A.M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011. Prior to joining The Home Depot, she was President and co-owner of Michaels of Canada, a chain of arts and crafts stores. Previously, she was the Vice-President, Corporate Development of Imasco Ltd. and Executive Vice-President of Canada Development Investment Corporation. She currently is Chancellor Emeritus of Cape Breton University and holds board positions with Liberty Mutual Insurance Group, Air Canada, Saputo, and Protexxa. She is also the Chair of the MaRS Discovery District and is on the board of the Ontario Energy Association. Ms. Verschuren became an officer of the Order of Canada in 2011 and holds honorary doctorate degrees from ten universities including St. Francis Xavier University, where she also earned a Bachelor of Business degree.

Board and Committee Participation - 100%	Position	Meetings	Other Public Company Board Memberships
Board of Directors	Member	7/7	Air Canada
Compensation	Member	5/5	Saputo Inc.
Health, Safety, Asset Integrity & Environmental	Member	4/4
Equity Holdings	Securities Held	Value	Required Ownership	Share Ownership Ratio or Compliance Date
Common Shares	48,074	$3,244,514	$825,000	9.28x
DSUs	65,385	$4,412,834
Total	113,459	$7,657,348	3X annual cash and equity retainer
Ms. Verschuren exceeds Ownership Requirements with holdings having an aggregate value of $7,657,348.

Canadian Natural 2026 Management Information Circular	12

Director Compensation
With the exception of the fee paid to the Lead Independent Director, which is determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee reviews the fees paid to the directors on an annual basis to ensure the fees are reasonable and competitive and makes recommendations to the Board accordingly. The Corporation pays compensation comprised of a cash retainer and an equity retainer to its non-management directors in their capacity as directors. The equity portion of retainer fees can be taken as Common Shares, or DSUs (which are redeemed for cash only after the director leaves the Board). The DSU Plan provides that DSUs are only granted to non-management Directors, and are in respect of services provided to the Corporation as a member of the Board that would otherwise be payable in Common Shares. The DSU Plan does not permit discretionary grants of DSUs or grants of DSUs pursuant to any other arrangement, including to compensate for a downward fluctuation in the fair market value of Common Shares.
Effective January 1, 2026, the Board adjusted the fees paid to non-management directors to remain comparable with fees paid by companies of similar size and complexity. The equity retainer component of Director compensation increased to a monetary value of $200,000 annually from $175,000, which is used for the purchase of Common Shares or the allocation of an equivalent number of DSUs on behalf of the directors.
Prior fee increases occurred on January 1, 2024, with adjustments to fees paid to the Lead Director as well as the Chairs of the Audit Committee, the Health, Safety, Asset Integrity and Environmental Committee, the Reserves Committee, the Nominating, Governance and Risk Committee and the Compensation Committee, to reflect the increased workload associated with those roles and to remain comparable with the Corporation's peer group. Previously, the Board increased the cash retainer component paid to non-management directors from $50,000 to $100,000 effective January 1, 2023.

	2025 ANNUAL RETAINER FEES
Board Member	Cash Retainer	$100,000
	Equity Retainer (1)(2)	$175,000
	Committee Member	$5,000
	Audit Committee Chair	$30,000
	Compensation Committee Chair Health, Safety, Asset Integrity & Environmental Committee Chair Reserves Committee Chair Nominating, Governance and Risk Committee Chair	$25,000
	Lead Independent Director	$40,000
	Time and travel fee for a director whose principal residence is out of the Province of Alberta and attends meetings in person.	$2,500 per round trip
(1)The equity portion of retainer fees can be taken as DSUs, which are redeemed for cash after the director leaves the Board. Messrs. F.J. McKenna, C.L. Fong and Mmes. A.M. Verschuren and M.E. Cannon were participants in the DSU plan in 2025.
(2)Shares are purchased at the market price through the facilities of the Toronto Stock Exchange ("TSX"). Effective January 1, 2026, the equity portion of the retainer was increased to $200,000 from $175,000.
There are no vesting or hold restrictions on the Common Shares purchased as part of director's fees except to the extent directors are required to be in compliance with the Common Share ownership threshold for directors under the Common Share ownership guidelines of the Corporation. DSUs are included in the Common Share ownership requirements for Directors. DSUs vest immediately upon the grant thereof and can only be realized by a recipient after they cease to be a director of the Corporation and only up to December 31 of the year following the year in which they ceased to be a director. Fees paid to non-management directors are inclusive of the time required to prepare for Board or committee meetings.

13	Canadian Natural 2026 Management Information Circular

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. The compensation paid to Messrs. N.M. Edwards and S.G. Stauth in 2025 is reported in the Summary Compensation Table for Named Executive Officers on page 38. As a result, no annual retainer or other form of director fees were paid to these directors in 2025. Fees paid to the non-management directors for 2025 are reported in the following table.

Name	Fees Earned	Share Based Awards	Option Based Awards	Common Share Retainer(1)(2)	Pension Value	All Other Compensation(3)	Total
C.M. Best(4)	$135,000	$—	$—	$175,000	$—	$—	$310,000
S.A.M. Brown(5)	26,250	—	—	43,750	—	2,500	72,500
M.E. Cannon	110,000	—	—	175,000	—	—	285,000
C.L. Fong	130,000	—	—	175,000	—	—	305,000
G.D. Giffin	170,000	—	—	175,000	—	10,000	355,000
W.A. Gobert(6)	115,000	—	—	175,000	—	—	290,000
C.M. Healy	110,000	—	—	175,000	—	10,000	295,000
S.W. Laut	110,000	—	—	175,000	—	—	285,000
F.J. McKenna	130,000	—	—	175,000	—	7,500	312,500
D.A. Tuer	130,000	—	—	175,000	—	—	305,000
A.M. Verschuren	$110,000	$—	$—	$175,000	$—	$7,500	$292,500
(1)The amount shown represents the cost of Common Shares purchased on the TSX as the equity portion of the 2025 fees paid to directors.
(2)Messrs. F.J. McKenna, C.L. Fong and Mmes. A.M. Verschuren and M.E. Cannon participate in the DSU Plan and receive the equivalent number of DSUs in lieu of Common Shares for the equity portion of directors' fees, which are given the same value as the Common Shares purchased for the other directors.
(3)All Other Compensation is the amount paid to directors whose principal residence is out of the Province of Alberta and who attend meetings in person ($2,500 per round trip).
(4)Ms. C.M. Best is retiring from the Board and will not be standing for re-election.
(5)Ms. S.A.M. Brown's fees for 2025 reflect her appointment date of November 4, 2025.
(6)Mr. W.A. Gobert reached the mandatory age of retirement in 2026 and will not be standing for re-election.

Communication with the Board
The Corporation believes that strong governance includes year-round engagement with Shareholders. Shareholder representatives meet regularly throughout the year with senior management and, when requested and appropriate, independent members of the Board of Directors. In addition, our senior management engages directly with Shareholders through earnings calls. One-on-one meetings are usually requested by Shareholders and take place in person, virtually or by telephone depending on the nature of the meetings and the location of the individuals involved. The Corporation regularly participates in investor conferences where senior management interacts with Shareholders and, in most cases, one-on-one meetings with Shareholders are arranged as part of these events. During one-on-one meetings, Shareholders have access to senior management and directors (on occasion), to make inquiries regarding the Corporation's policies, governance and performance. In the course of all of its Shareholder engagement activities, the Corporation maintains a process of review that ensures that no preferential disclosure takes place such that neither the participating Shareholder nor the Corporation are prejudiced.
In 2025, the Corporation participated in approximately 10 investor conferences and was involved in approximately 40 in-person one-on-one or group meetings with Shareholders located in Canada, the United States and Europe. Furthermore, the Corporation arranged specific engagement sessions, including telephone conferences, at the request of Shareholders to address various matters identified by the requesting Shareholder.

Canadian Natural 2026 Management Information Circular	14

Any Shareholder or interested party who wishes to communicate directly with the Board, the Lead Independent Director, or any other Director, may do so by directing any correspondence to their attention, as applicable, at the following address prior to June 2026:
c/o Corporate Secretary
Canadian Natural Resources Limited
2100, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
From and after June 2026:
c/o Corporate Secretary
Canadian Natural Resources Limited
400 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Upon receipt, the Corporate Secretary will follow a process approved by the Nominating, Governance and Risk Committee of the Board and forward the communication to the Director to whom it is addressed. Depending on the subject matter, the Corporate Secretary may also refer the inquiry to senior management, the appropriate corporate department, the Audit Committee Chair, the Lead Independent Director or the Board Chair. If the matter does not appear to request direct attention by the Board or an individual Director, the correspondence may be directed to the appropriate corporate department. All correspondence will be reviewed and addressed through a direct response or, if more appropriate, through specific Shareholder engagement sessions. Finally, the Corporate Secretary, in consultation with the General Counsel, may determine that correspondence that is primarily commercial in nature or that relates to an improper or irrelevant topic should not be forwarded.
Appointment of Auditors
The Board, upon the recommendation of the Audit Committee of the Board, has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board. Before PwC was recommended for appointment, the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2025 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and the independence of PwC. As part of the annual assessment of the ongoing suitability of PwC as the Corporation's independent auditor, management reviews the qualifications and performance of the independent auditor, the approach to promoting and monitoring audit quality, the quality of communications with management, as well as the independent objectivity and professional rigor of the auditor. Management also considers third party assessments and reports with respect to audit quality of the independent auditor, including the Canadian Public Accountability Board in Canada and the Public Company Accounting Oversight Board in the United States, as well as internal steps taken by the independent auditor to maintain audit quality and preserve independence.
The Corporation's independent auditor since its inception has been PwC. To maintain audit quality and foster independence, PwC has advised the Corporation that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for four years.
In 2025, the Audit Committee approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's consolidated financial statements and internal controls over financial reporting, reviews of the Corporation's quarterly unaudited consolidated financial statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including Crown Royalty Statements and pension reporting; (iii) tax services related to corporate tax return matters; and (iv) non-audit services related to French translation and accessing resource materials through PwC's accounting literature library. Fees accrued to PwC are shown in the table below.
FEES ACCRUED TO AUDITORS PRICEWATERHOUSECOOPERS LLP

Services	Fiscal 2025	Fiscal 2024
Audit	$2,702,000	$2,557,000
Audit Related	490,000	1,284,000
Tax Related	421,000	413,000
Other	107,000	63,000
Total Accrued Fees	$3,720,000	$4,317,000
Additional disclosure regarding the Audit Committee and its members is contained in the Corporation's Annual Information Form for the year ended December 31, 2025, dated March 18, 2026 under "Audit Committee Information".

15	Canadian Natural 2026 Management Information Circular

Non-Binding Advisory Vote on Approach to Executive Compensation
The Corporation is once again providing you with an opportunity to advise us of your view on our approach to executive compensation through a non-binding advisory vote ("Say On Pay"). Our compensation policies and procedures are centered on a pay-for-performance philosophy to align with the long-term interests of our Shareholders. With a pay mix heavily weighted towards at-risk incentive pay (short-term incentives comprised of annual cash incentive awards, medium-term incentives comprised of PSUs and long-term incentives comprised of stock options), our compensation program is designed to:
▪Reward the creation of long-term Shareholder value.
▪Reflect short-, mid- and long-term corporate performance.
▪Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is "at risk".
▪Be competitive, so as to attract and retain talented individuals.
▪Encourage Common Share ownership by employees.
▪Align the pay-for-performance approach to executive compensation to the long-term interests of the Shareholders.
In deciding how to vote on this proposal, the Compensation Committee encourages you to read the "Letter to Shareholders" from the Compensation Committee (page 17) and the "Compensation Discussion and Analysis" sections beginning on page 19 for a detailed description of our executive compensation programs, the compensation decisions the Compensation Committee has made under these programs and the factors considered in making these decisions.
Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. At the last Annual and Special Meeting held on May 8, 2025, Shareholders overwhelmingly supported the Corporation's approach to executive compensation, with 97.98% of the votes cast in favour of the resolution. The Corporation continues to engage with Shareholders on a regular basis to discuss the Corporation's compensation philosophy, emphasizing that its executive compensation program reflects a pay for performance approach. This approach is reviewed on an ongoing basis in order to align it with the long-term interests of Shareholders.
The Board of Directors unanimously recommends that Shareholders vote in favour of the proposed resolution on the Corporation's approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.
Shareholders will be asked, at the Meeting, to approve the following resolution:
"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:
On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Canadian Natural Resources Limited (the "Corporation") or that of the Compensation Committee of the Corporation, the Shareholders accept the approach to executive compensation as described in the "Compensation Discussion and Analysis" section of the Proxy Statement and Management Information Circular of the Corporation dated March 18, 2026 and delivered in advance of the 2026 Annual Meeting of Shareholders."
Other Matters
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the Form of Proxy to vote the same in accordance with their best judgment in such matters.
Share Split and Comparative Figures
At the Corporation's Annual and Special Meeting held on May 2, 2024, Shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, Shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. All disclosure for common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.

Canadian Natural 2026 Management Information Circular	16

II. Information Respecting Executive Compensation
Letter to Shareholders from the Compensation Committee
Dear Fellow Shareholders:
The Compensation Committee (the "Committee") is pleased to provide you with an overview of the Corporation's performance in 2025 and a summary of our approach to determining the compensation of our executives. The Compensation Discussion and Analysis that follows provides Shareholders with details on the compensation paid to your Corporation's executives in 2025, including comprehensive information on your Corporation's pay-for-performance, governance practices and continuous improvement culture, with a focus on safe, effective and efficient operations.
The year 2025 was the best operational year in the Corporation's long history of maximizing value for our shareholders. We set several production records, lowered our operating costs and capital expenditures came in under our forecast, excluding acquisition costs. We grew organically and completed several accretive acquisitions, including the Palliser Block assets in southern Alberta and liquids-rich Montney assets in the Grande Prairie area, and increased our ownership in the Albian mines within the Athabasca Oil Sands Project to 100% through an asset swap. As a result, we achieved record annual production of 1,571 MBOE/d in 2025, resulting in year-over-year growth of 15% or approximately 207 MBOE/d from 2024 levels. We also achieved record annual liquids production of 1,146 Mbbl/d, of which 65% was comprised of Synthetic Crude Oil ("SCO"), light crude oil and NGLs, which are not subject to widening heavy crude oil differentials.
Canadian Natural's reserves are significant when compared to other major oil companies, which supports long-term organic growth opportunities. Year end 2025 total proved reserves of 15.91 billion BOE and total proved plus probable reserves of 20.75 billion BOE represent increases of approximately 4% and 3%, respectively, from year end 2024 levels. With approximately 73% of the Corporation's total proved reserves being long life low decline, the strength and depth of our assets is evident and provide us with a total proved reserves life index ("RLI") of 31 years and a total proved plus probable RLI of 40 years. We continue to deliver strong total proved Finding, Development and Acquisition ("FD&A") costs, including changes in Future Development Costs ("FDC"), achieving an industry leading FD&A in 2025 of $3.64/BOE for total proved reserves and $2.42/BOE for total proved plus probable reserves.
In 2025, we generated adjusted net earnings(1) from operations of $7.4 billion or $3.56 per share, and adjusted funds flow(1) of $15.5 billion or $7.39 per share. Throughout the year, we completed several accretive acquisitions, increasing production and cash flow, while reducing net debt by approximately $2.7 billion to just under $16 billion at year end 2025. We returned approximately $9.0 billion to our shareholders in 2025, including $4.9 billion in dividends, $1.4 billion in share repurchases and $2.7 billion in net debt reduction. Subsequent to year end, the Board approved an approximate 6.4% increase to our quarterly dividend, bringing the annualized dividend up to $2.50 per common share. This marks 2026 as the 26th consecutive year of dividend increases by Canadian Natural, with a compound annual growth rate ("CAGR") of 20% over that time, demonstrating the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base.
Additionally, the Board of Directors have, effective January 1, 2026, adjusted the net debt target levels in our free cash flow allocation policy which results in an acceleration of the next increase to direct shareholder returns. Now, when net debt falls below $16 billion, compared to our previous target of $15 billion, we will increase direct shareholder returns in the form of share repurchases to 75% of free cash flow generated, managed on a forward-looking basis.
Our financial flexibility and long life low decline asset base provide a strong foundation and a competitive advantage with low maintenance capital requirements. Our US$ WTI breakeven remains top tier in the low to mid-US$40 per barrel range.(2) Our balance sheet is strong with significant liquidity(1) of approximately $6.3 billion at year end 2025. Our excellent results highlight the cash flow generating capability of our top tier asset base with strong year end metrics including Debt to Book Capitalization(3) at 26%.
Canadian Natural is committed to supplying safe, reliable and responsible energy, along with a commitment to improve environmental performance. We incorporate environmental, social and governance practices that strengthen our long-term sustainability across all aspects of our business and are uniquely positioned to pilot and apply technologies that target to reduce greenhouse gas ("GHG") emissions.
We continue to focus on aligning pay for performance and assess the Corporation's performance under four categories: 1) financial, 2) strategic capital allocation, 3) operational, and 4) safety, asset integrity and environmental. In each of these categories, performance is evaluated against a specific target performance range and/or a benchmark determined by prior period performance.

(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Information Circular and the Corporation's MD&A, dated March 4, 2026.
(2)Supplementary financial measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Information Circular and the Corporation's MD&A dated March 4, 2026.
(3)Capital Management Measure. Refer to Note 16 to the Corporation's 2025 audited consolidated financial statements, dated March 4, 2026.

17	Canadian Natural 2026 Management Information Circular

2025 PERFORMANCE
The Committee believes the Corporation achieved strong results in 2025 and was successful in executing on its objectives and capital allocation strategy. We carefully considered this performance in the context of the economic realities faced by the industry, as well as considering the Say On Pay vote cast by you in 2025 and the emerging trends in executive compensation. We evaluated Canadian Natural's performance relative to the Corporation's 2025 budget, issued January 9, 2025.
Throughout 2025, the Corporation remained disciplined and continued to focus on effective and efficient operations across all segments of its business. The Corporation grew production and reserves, while executing on its safety and environmental performance in relation to its established goals:
▪Financial: The Corporation delivered financial results including strong adjusted funds flow and Return On Equity ("ROE"), both including and excluding opportunistic acquisitions completed in the year.
▪Strategic Capital Allocation: The Corporation successfully allocated capital among its four pillars, maximizing value and delivering strong returns to its Shareholders. The Corporation increased its quarterly dividend in 2025 and successfully completed the Palliser Block and Grande Prairie acquisitions, as well as closed the AOSP asset swap which increased the Corporation's ownership in the Albian mines within the Athabasca Oil Sands Project.
▪Operations: The Corporation leveraged its large, diverse asset base, achieving record total annual average production on a BOE basis in 2025, including record total liquids production and record natural gas production. Additionally, the Corporation continued to focus on cost control and maximizing value for its Shareholders through its culture of continuous improvement and effective and efficient operations.
▪Safety, Asset Integrity and Environmental: The Corporation remained focused on its core value of top tier safety, asset integrity and environmental performance in 2025, outperforming on its recordable injury frequency target. The Corporation continued to reduce its environmental footprint, abandoning 2,753 wells and submitting 1,374 reclamation certificates.
The Committee reviewed the Corporation's Total Shareholder Return(2) ("TSR") performance over short-, medium- and long-term time horizons, noting that the 3 year TSR was 43%(3). Upon review of the Corporation's 2023-2025 performance vs the broader energy peer group, the Committee determined that the Corporation's TSR relative to the 8 peers was reflective of the Corporation's performance. In 2026, the Committee intends to reassess the peer group composition and PSU payout mechanism to ensure continued alignment of pay and performance.
The PSUs awarded to Senior Management in 2023 vest in April 2026 based upon the payout mechanism described above and the price as at December 31, 2025. The Corporation’s three-year relative performance against its Peer Group measured at the 69th percentile in respect of 3-year TSR based on outperforming 5 of 8 companies in the Peer Group with a three-year TSR of 43%. For additional context, over the 5-year period ending 2025, the Corporation has the highest TSR compared to the 8 companies.
Based upon the performance achieved by the Corporation over the three-year period 2023 - 2025 inclusive, the PSU payout multiple to be applied in respect of the 2026 PSU vesting is 1.5x.
2025 PAY DECISIONS
On March 12, 2026, the Committee approved an average base salary increase of 3% for all North American employees, including the NEOs and 3% for non-executive international employees based in the United Kingdom and Cote D'Ivoire effective April 2026. In 2025, Canadian Natural achieved a corporate performance score of 137.25% based on strong financial performance and achievement of key strategic goals, resulting in STIP payouts and PSU grants of 193% of target.
We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as Shareholders while mitigating compensation related risks to the Corporation. The Committee is of the view that the Corporation's performance was very good and supports the resulting NEO compensation.
As always, we welcome comments and feedback from our Shareholders.
Submitted by the members of the Compensation Committee:
Frank J. McKenna (Chair)
Catherine M. Best
Wilfred A. Gobert
Annette M. Verschuren
(1)Forward-looking non-GAAP Financial Measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure). Refer to the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 4, 2026 for more details on Net Capital Expenditures.
(2)Supplementary Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Information Circular.
(3)Source: Bloomberg. TSR in Canadian Dollars.

Canadian Natural 2026 Management Information Circular	18

Compensation Discussion and Analysis
BOARD OF DIRECTORS OVERSIGHT AND COMPENSATION GOVERNANCE
To oversee the Corporation's compensation practices, the Board has established a Compensation Committee (the "Committee") comprised solely of independent directors.
The Directors who were members of the Committee during 2025 were: Frank J. McKenna (Chair), Catherine M. Best, Wilfred A. Gobert, and Annette M. Verschuren, each of whom is independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, audit, law, business and management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.
COMPENSATION COMMITTEE MANDATE
With respect to compensation, the Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers, including the Corporation's Named Executive Officers ("NEOs"), and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation's executive officers; the overall compensation paid by the Corporation to its employees; the granting of stock options to executive officers and employees; and approves the compensation paid to the Executive Chair and the President. The Committee's role includes ensuring there is (i) a well-defined link between executive compensation and performance, and (ii) rigor in setting corporate goals and assessing the performance of individuals and the Corporation. A detailed breakdown of the mandate of the Committee can be found on page 53.
COMPENSATION PHILOSOPHY
Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage a focus on improving corporate performance with an accountability to Shareholders. Compensation is comprised of base salary as well as short-term and longer term performance-conditioned incentive payments. Over the years, this structure has been endorsed by Shareholders (through the "Say-on-Pay" Vote) and continues to align employee compensation with our Shareholders' interests:
▪Total compensation is targeted at the median of Canadian oil and natural gas companies (U.S. peer company pay data is used as a reference only).
▪The Corporation maintains a Common Share savings plan for all its employees, through which Common Shares are purchased – our culture of Common Share ownership is demonstrated by the high participation rate in the plan (approximately 98% employee participation).
▪The Corporation does not have a pension plan for its employees or officers, including its NEOs.
▪Canadian Natural does not provide employment agreements to its NEOs and therefore they do not benefit from pre-determined compensation awards in the event of a change of control and/or loss of position.
▪Vesting provisions for equity based compensation granted to the Corporation's Management Committee (which includes the NEOs) contain a "double trigger" whereby, in the event of a change in control, an individual must also be terminated without cause as a result of the change of control, or within 24 months thereof, in order for such compensation to vest.
▪The Corporation establishes its performance goals prior to the beginning of the fiscal year to ensure that achieving such goals is based upon an objective measure and, as the goals are being set, there is sufficient uncertainty to effectively motivate performance.
▪The Corporation has an Executive Compensation Recovery Policy which allows the Corporation to recover incentive-based compensation (including cash, common shares, PSUs and stock options) received by current and former executive officers based on financial statements that are subsequently restated. This policy complies with the NYSE Corporate Governance Listing Standards (Sections 303A.14 and 802.01F) and Rule 10D-1 of the US Securities Exchange Act of 1934, which were brought into effect in 2023. In addition, this policy also provides the Board with the discretion to reduce, reject or recover certain bonuses where the Board has determined that an executive officer has engaged in wrongdoing or material misconduct that harms or otherwise prejudices the Corporation, including its reputation. A copy of the Corporation's Executive Compensation Recovery Policy is included in this Information Circular as Schedule "C" and is filed on SEDAR+ at www.sedarplus.ca as part of this Information Circular. The Executive Compensation Recovery Policy is also filed on EDGAR at www.sec.gov and is available on the Corporation's website at www.cnrl.com.
The Committee applies the above philosophy (the "Compensation Philosophy") through its assessment of the Corporation's performance, which is measured against the Corporation's annual performance goals and objectives. While the Committee addresses NEO compensation directly, the Compensation Philosophy is applied to all employees and the Committee also considers the overall compensation program for the Corporation's employees. The Corporate Scorecard documents this approach by setting out the assessment of the Corporation's achievement against its stated goals and objectives, establishing a direct linkage between corporate performance and the short term incentive plan ("STIP") compensation paid to all employees, including the NEOs. Given that corporate performance is directly linked to STIP compensation, using the resulting STIP to

19	Canadian Natural 2026 Management Information Circular

establish the value of PSUs awarded to NEOs aligns short and longer term corporate performance to Shareholder interests. NEO compensation is also linked to long-term corporate performance by having vesting PSU grants determined by using a relative TSR measured against identified industry peers. Over the 3 year cycle of a PSU grant, NEO compensation continues to be linked to the short-term and long-term performance of the Corporation, directly aligning NEO compensation to Shareholder value.
In 2025, Canadian Natural maintained its approach to target compensation at the median of larger energy companies based in Canada. While Canadian Natural reviews U.S. compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels. The Committee believes this target pay level, mix and the use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation's compensation program to ensure that the Corporation's compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its Shareholders.
PEER GROUP AND PEER GROUP PERFORMANCE
Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while U.S. peers are also used by the Corporation as a point of reference. Peers are chosen on the basis that they are of similar size to the Corporation, have comparably complex operations and operate in similar geographical regions as the Corporation. Canadian peers are chosen from Canadian energy industry companies, while U.S. peer companies are chosen from U.S. exploration and production companies only. The Committee reviews and periodically adjusts the peer group to ensure that the selected peers are appropriate for comparative purposes.

	FY 2025 Revenue (C$ billion)	Total Enterprise Value(1) (C$ billion) Dec 31, 2025	Production(2) FY 2025 (MBOE/d)
Canadian Natural Resources Limited	$39	$115	1,571
Canadian Peers
Cenovus Energy Inc.	$50	$55	834
Enbridge Inc.	65	258	n/a
Suncor Energy Inc.	49	84	860
TC Energy Corporation	15	151	n/a
Average of Canadian Peers	$45	$137	847
U.S. Peers
Apache Corp.	$12	$19	464
Devon Energy Corporation	24	41	840
EOG Resources, Inc.	32	85	1,232
Ovintiv Inc.	12	22	615
Average of U.S. Peers	$20	$42	788
(1)Supplementary Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Information Circular.
(2)For the Corporation and Canadian peers, production is stated on a 'before royalties' basis. For U.S. peers, production is stated on an 'after royalties' basis.
Note: Source for information above is Bloomberg and public company reports. Amounts in Canadian dollars; with FY 2025 Revenue translated at 2025 average exchange rate and Total Enterprise Value translated at 2025 year end exchange rate.
The Corporation's peer group has evolved in recent years due to mergers and acquisitions activity in the oil and natural gas sector in Canada and the US, which has resulted in fewer peers for comparable benchmarking. In assessing appropriate peers, the Corporation considered the net revenue and enterprise value for 2025 of prospective peer companies as well as, where applicable, 2025 production. The Committee is working with management and Hugessen Consulting Inc. ("Hugessen") to determine whether changes to the peer group, if any, should be made.

Canadian Natural 2026 Management Information Circular	20

COMPARATIVE ANNUAL NEO COMPENSATION
Given the emphasis the Corporation places on variable and at risk pay, being higher relative to its peers, the strong performance of the Corporation in respect of TSR over a 3 year period (see page 37) demonstrates that the Corporation achieves its compensation objectives while maintaining above average performance. The following demonstrates the relative annual NEO compensation for the Corporation and each of its peer companies in 2024, when considered as a percentage of each company's enterprise value and revenue (based on public disclosure from 2025).
When evaluating the performance of the Corporation in the context of comparative NEO compensation, the Committee considered the comparative performance of the Peer Group as comparable reference points. In particular, NEOs will see the correlation between the Corporation's actual performance over the preceding 3 year performance period and the ultimate amount received in respect of the PSUs previously granted.
Performance Graph
The following performance graph illustrates, over the five year period ended December 31, 2025, the cumulative return to shareholders of an investment in the Common Shares compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

December 31	2020	2021	2022	2023	2024	2025
Canadian Natural Resources Limited	$100	$183	$274	$330	$355	$392
S&P/TSX Composite Index	$100	$125	$118	$132	$160	$212
S&P/TSX Oil & Gas Exploration & Production Index	$100	$191	$294	$321	$359	$408
Note:     Amounts rounded to the nearest dollar.

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COMPENSATION PLAN DESIGN AND COMMITTEE CONSIDERATIONS
Executive compensation risk is mitigated by linking the STIP and PSUs to the Corporation's annual guidance, performance metrics, alignment to Shareholders through Common Share ownership that is reinforced by share ownership guidelines, claw-back and anti-hedging policies, succession planning as well as the Committee's use of its members' own experience and judgment.
▪Compensation Plan Design and Risk – The Committee assists the Board in monitoring the risks associated with the Corporation's compensation program and practices on an ongoing basis. The Committee, in reviewing the Corporation's compensation plan design, considers such risks before approving the program. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation plan design of the Corporation consists of:
(i)a fixed annual base salary;
(ii)a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board;
(iii)a PSU Plan with a capped performance award multiplier that vests 3 years from the grant date; and
(iv)Common Share stock options which vest over five years with 20% vesting each year, and expiring prior to the maximum term of six years from the date of grant.
The Committee has concluded that the Corporation's compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk but rather encourages and rewards prudent business judgment and appropriate risk assessment over the short and long-term without creating an exposure that is reasonably likely to have a material adverse impact on the Corporation.
▪Corporate Risk – The Board has overall responsibility for risk oversight with a focus on the most significant risk areas facing the Corporation, including strategic, financial, operational, environmental and reputational risks. The Board's risk oversight process builds upon Management's risk identification assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance; legal and regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology (including cybersecurity and data security). Management is responsible for the identification of key business risks, including emerging risks associated with new technology and risk areas (such as artificial intelligence) and the potential impact of those risks on the Corporation, providing for appropriate ongoing oversight of these risks throughout the Corporation and the effective enforcement of appropriate mitigation through policies and procedures, all of which is coordinated through the Corporation's Enterprise Risk Management framework. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposures not delegated to other Board committees and the steps Management has taken to monitor, mitigate, control and report such exposures.
▪Executive Compensation Recovery Policy – The Corporation has an Executive Compensation Recovery Policy that allows the Corporation to recover incentive-based compensation (including cash, common shares, PSUs and stock options) received by current and former executive officers based on financial statements that are subsequently restated. This policy complies with the NYSE Corporate Governance Listing Standards (Sections 303A.14 and 802.01F) and Rule 10D-1 of the US Securities Exchange Act of 1934, which were brought into effect in 2023. In addition, this policy also provides the Board with the discretion to reduce, reject or recover certain bonuses where the Board has determined that an executive officer has engaged in wrongdoing or material misconduct that harms or otherwise prejudices the Company, including its reputation. A copy of the Corporation's Executive Compensation Recovery Policy is included in this Information Circular as Schedule "C" and is filed on SEDAR+ at www.sedarplus.ca as part of this Information Circular. The Executive Compensation Recovery Policy is also filed on EDGAR at www.sec.gov and is available on the Corporation's website at www.cnrl.com.
▪Anti-Hedging Policy – The Corporation's anti-hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Common Shares, including options, prepaid variable forward contracts, equity swaps, collars and units of exchange funds. The policy does not prohibit pledging securities as collateral for loans, nor does it prohibit holding the Corporation's securities in broker margin accounts. Directors and officers confirm, on an annual basis, that they have not entered into or purchased any such instruments.

Canadian Natural 2026 Management Information Circular	22

▪Stock Ownership Guidelines and Common Shares Held by Named Executive Officers – The Board has adopted Common Share ownership guidelines for directors and officers of the Corporation. Non-management directors are required to acquire and hold, within five (5) years from the date of their appointment to the Board, Common Shares and/or DSUs having a minimum aggregate value equal to three times the annual retainer fee paid to directors in the year. Under the guidelines, an officer has three (3) years from their date of hire, appointment or promotion to their position to acquire and hold the required level of ownership. For officers, Common Share ownership includes Common Shares purchased and held within the Corporation's Stock Savings Plan ("Savings Plan") and any other personal holdings. With the adoption of PSUs for members of the Corporation's Management Committee (in lieu of a Common Share bonus program), the guideline includes the value of PSUs (determined using a performance multiple of 1.00x) in determining Common Share ownership, provided, however, that at least 50% of the threshold target value of equity ownership to be held by an individual must continue to be satisfied through the ownership of Common Shares. The guidelines require Common Share ownership for officers proportionate to the individual's compensation and position as follows:

The Executive Chair, the President, Chief Operating Officers, Chief Commercial and Corporate Development Officer and the Chief Financial Officer	4 times base salary
All Senior Vice-Presidents	2 times base salary
All other Officers	1 times base salary
The minimum ownership thresholds will fluctuate depending on fee or salary changes, as applicable, and the Common Share price. In order to avoid the need to continuously monitor and adjust holdings, the Corporation has adopted, and the Board has approved, guidelines that allow the value of an individual's equity holdings to satisfy the minimum Common Share ownership guidelines to be calculated based on the greater of: (i) the current market value of the Common Shares; (ii) the market value of the Common Shares as at December 31 of the immediately preceding year; or (iii) the acquisition cost of such Common Shares.
Once an individual meets the required threshold, further purchases of Common Shares are not required in the event that the value of the Common Shares held decreases solely by virtue of a decline in the market price of the Common Shares. Where the value of the Common Shares held by a director or officer decreases below the required ownership threshold for any other reason (i.e. salary increase or sale of Common Shares), the individual will be required to increase the value of their investment to the required threshold amount as soon as possible. Where an officer does not satisfy the required ownership threshold, that individual shall be obligated to take immediate steps to comply with the threshold requirement; which includes the use of cash bonus, vested PSU payouts and the Common Share election option to acquire a sufficient number of Common Shares to satisfy the threshold.
Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. All officers are in compliance with the Common Share ownership policy and as of the date of this Information Circular, the NEOs substantially exceed the Common Share ownership requirement solely on the basis of their Common Share holdings, exclusive of PSUs. The table below shows the beneficial ownership position of Common Shares held directly and indirectly by the NEOs, the market value thereof, and their ownership level as a multiple of base salary, as of December 31, 2025. The table does not include the value of PSUs or stock options held by NEOs, which are detailed elsewhere in the Information Circular.

Name	Number of Common Shares Held	Value of Common Shares Held(1)	Ownership Requirements (multiple of base salary)	Value of Share Ownership Requirements To Be Met	Meets Share Ownership Requirements(2)	Ownership as a multiple of base salary(3)
N. Murray Edwards (4)	42,936,076	$1,996,098,173	4 times	$3,651,600	Yes	2187 times
Scott G. Stauth	371,548	$17,273,267	4 times	$2,454,000	Yes	28.16 times
Robin S. Zabek	81,493	$3,788,610	4 times	$1,531,000	Yes	9.90 times
Jay E. Froc	63,521	$2,953,091	4 times	$1,531,000	Yes	7.72 times
Victor C. Darel	37,306	$1,734,356	4 times	$1,323,000	Yes	5.24 times
(1)The closing price of the Common Shares on the TSX on December 31, 2025 was $46.49 and on March 18, 2026 was $67.49. All of the NEOs exceed the threshold requirements using either price.
(2)Although NEOs are permitted to meet minimum share ownership requirements using up to 50% PSUs, all the NEOs exceed the minimum share ownership requirements on the basis of their Common Share holdings alone.
(3)As Mr. N.M. Edwards' annual salary is $1, his mandatory, required holdings in 2025 were determined as four times his notional salary of $912,900. Details on Mr. Edwards notional salary are on page 30.

23	Canadian Natural 2026 Management Information Circular

▪Succession Planning – The Corporation does not have a chief executive officer but has a Management Committee comprised of nineteen members of the management group including the Executive Chair, the President, the Chief Operating Officers, Chief Commercial and Corporate Development Officer and the Chief Financial Officer. The Management Committee structure is an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of the Corporation's operations. This management structure: (i) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the Management Committee must be achieved; (ii) enables the continuation of the strong leadership of the Corporation should any one member of the management team leave the Corporation; and (iii) enhances management development in learning key decision making strategy, skills and leadership and secures management succession.
The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualifications and experience needed to succeed in that position. In addition, the competencies required for success in each position are identified and specifically addressed as part of succession planning. Each member of the Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan is created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Management presents a recommendation of the executive succession plans, including the detailed succession planning logs completed by management, to the Compensation Committee for its review, consideration and approval on an annual basis.
▪Retirement – The Corporation has implemented a matrix on what constitutes "Normal Retirement Age" to better reflect work force demographics. In the event an individual retires from their employment with the Corporation, the following matrix would be applied to the vested and unvested portions of any grants made to the individual in respect of the Corporation's PSU program and its Savings Plan.
In 2025, to improve the retention of senior employees, the Board of Directors approved an amendment to the Corporation's Amended, Compiled and Restated Stock Option Plan ("Stock Option Plan" or "SOP") to permit eligible employees who retire with at least 5 years' of service with the Corporation and are at least 65 years of age at the effective date of retirement to retain all unexercised and unvested stock options held under the SOP, which stock options continue to vest in accordance with their scheduled vesting dates.

Age at Retirement	Entitlements under the PSU Program and Savings Plan
<60 years old	Only entitled to vested amounts; no incremental entitlement to unvested amounts
60 years old and <5 years of service	Entitled to vested amounts and 30% of any unvested amounts, as they vest on their regular vesting date
60 years old and at least 5 years of service	Entitled to vested amounts and 60% of any unvested amounts, as they vest on their regular vesting date
For each year over 60 years old	Entitled to the foregoing, as applicable, and to an additional 8% of any unvested amounts as they vest on their regular vesting date for each year of age up to 65
In order to receive the post-retirement entitlements under the Corporation's PSU program and Savings Plan described above, an individual would be subject to a non-compete agreement that would remain in place until after the final vesting of any entitlements under the above matrix.
▪Independent Advice – The Committee has engaged the independent consulting firm Hugessen since 2013. Hugessen's mandate is to support the Committee, developing principles related to disclosure and Shareholder engagement, and to advise the Committee on the structure of the Corporation's executive compensation as well as management's compensation recommendations. In carrying out their mandate, Hugessen has had direct access to the Chair of the Committee, the other Committee members, and management, as required.
▪In 2025, Hugessen provided general advice regarding the compensation program and disclosure to Corporation and consulted with the Committee. The 2025 and 2024 fees paid by the Corporation for consulting services are set out in the table below.

	2025	2024
Executive Compensation Related Fees	$73,444	$115,832
All Other Fees	—	—
Total Fees	$73,444	$115,832
▪Use Of Judgement – As the Corporation operates in a cyclical industry, at times it needs to adjust its short-term strategies to deal with rapid and unexpected changes. The Committee may apply internal expertise and judgment to assess the

Canadian Natural 2026 Management Information Circular	24

performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its goals.
EXECUTIVE COMPENSATION PAY STRUCTURE AND PLAN DESIGN
Named Executive Officers for 2025
The Corporation does not have a chief executive officer but has a Management Committee which, in 2025, included two members who were also directors of the Corporation: Mr. N.M. Edwards, the Executive Chair of the Corporation, and Mr. S.G. Stauth, the President of the Corporation. Directors who serve on the Management Committee do not receive fees related to serving as a director of the Corporation.
For the purposes of National Instrument 51-102 – Continuous Disclosure Obligations and the disclosure required thereunder, Mr. Stauth, President of the Corporation, has been designated by the Board to be the Chief Executive Officer. Accordingly, the Corporation has determined that its NEOs should include Mr. Edwards, Mr. Stauth, Mr. V.C. Darel, the Chief Financial Officer of the Corporation and the next two highest paid members of the corporate Management Committee, Mr. R.S. Zabek, Chief Operating Officer, E&P and Mr. J.E. Froc, Chief Operating Officer, Oil Sands. In addition, as Mr. Stainthorpe was Chief Financial Officer of the Corporation until April 29, 2025, he is also included as a NEO for 2025.
The compensation plan design for NEOs is based on the same performance measures, targets and weightings used for the corporate compensation program, which are summarized in the table in Section 2 below. A more detailed description of the targets, weighting and scores used to calculate bonus payments for NEOs and other officers and employees is set forth in the Corporation's scorecard on page 31.
Compensation Plan Design
1.Base Salary
Base salaries for the NEOs are below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves the level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions.
On March 12, 2026, the Committee approved an average base salary increase of 3% for all North American employees, including the NEOs, effective April, 2026 and an average base salary increase of 3% for all employees in its United Kingdom and Cote D'Ivoire locations effective April, 2026.
2.Annual Bonus ("STIP")
The Committee believes that incentive or "at risk" compensation motivates individual performance and aligns executive officer performance with the Corporation's objectives and shareholder interests. The cash bonus awarded is based on an individual's performance over the year in contributing to the Corporation meeting its annual operating plans and its operating, financial and environmental and safety goals, as evidenced by overall corporate performance. For the NEOs, individual performance and the resulting STIP awards are based on overall corporate performance. Canadian Natural measures corporate performance across four broad categories, each weighted as follows:

Performance Measure	2025 Metrics Included:	Weighting
Financial	Balance sheet strength, net capital expenditures, ROE, ROACE, adjusted funds flow	25%
Strategic	Allocation of cash flow, mid and long-term projects, dividends and share purchases	30%
Operational	Production, operating costs	25%
Safety, Asset Integrity and Environmental	Recordable injury frequency, lost time injury frequency, greenhouse gas emissions, absolute methane emissions, abandonments and reclamations as well as pipeline leaks	20%

25	Canadian Natural 2026 Management Information Circular

Based on historical performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target, which would produce a STIP award and a PSU award between 50% and 150% of the targeted amount. Significant under or over performance may result in bonus and PSU awards that may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score at or above maximum). This relationship is shown graphically below and demonstrates the impact of significant underperformance on the STIP payout multiple as well as the limitation on that multiple in the event of significant over performance.

Bonus (STIP multiple)
(% of Target)
200
175
150
125
100
75
50
25
0
Typical corporate performance range is
80% to 120% of target; target is 100%
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score (%)

The relationship between corporate performance and the STIP payout multiple establishes the link between NEO compensation and the overall performance of the Corporation, as measured against the established performance targets in that year, and serves to align NEO compensation with Shareholders interests. The actual amount of STIP paid to a NEO depends on their base salary, target incentive and the STIP performance multiplier that is determined by overall corporate performance. This is consistent with Canadian Natural's compensation approach – that performance-based equity awards should make up a significant portion of the NEOs' total compensation.
As an example, using the corporate performance assumptions in the following table, the graph above would indicate that a corporate performance rating of 106% of target would result in a bonus payout of 115% of target.

Component of performance measurement	Component Weighting	Component Performance Assumptions (% of target)	Weighted Performance
Financial	25.00%	130.00%	32.50%
Strategic	30.00%	100.00%	30.00%
Operational	25.00%	94.00%	23.50%
Safety, Asset Integrity and Environmental	20.00%	100.00%	20.00%
Total	100.00%		106.00%
In this example, a Senior Vice-President with a base salary of $400,000 and a target bonus of 70% of salary based on the STIP plan would receive a STIP payout determined as follows:
$400,000 × 70% × 115% = $322,000

Canadian Natural 2026 Management Information Circular	26

3.Long-Term Incentive Plans
A.Performance Share Unit ("PSU") Plan
The PSU program provides a grant of PSUs based on the most recent year's corporate performance using the same corporate performance measures used in the STIP determination with the deferred vesting of such awards. As a result, the PSU Plan provides a link to short term performance, an alignment with long-term shareholder interests and enables the retention of Senior Management (defined below) without the dilutive aspects of issuing Common Shares from treasury or granting stock options. Because the grant of Common Shares or units is a function of a recipient's STIP award, the Corporation's performance has a magnified influence on the annual compensation awarded to Senior Management.
PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSUs will be awarded. Above the maximum level of corporate performance, PSU awards are capped. PSU vesting for the Corporation's Management Committee (which includes the NEOs) (collectively, "Senior Management") is based on corporate performance over the subsequent three year period rather than solely through the passage of time. As a result, there is greater alignment with Shareholders as the benefit received is enhanced or diminished based on the Corporation's performance over that 3 year period. The table below summarizes the characteristics of the PSU Plan. Capitalized terms not otherwise defined have the meanings given to them in the Corporation's PSU Plan.

Who Participates	Only officers who are members of Senior Management are eligible to receive PSUs.
Form of Award	For Senior Management, a cash award is converted into PSUs using the Fair Market Value of the Common Shares as at December 31 of the most recently completed financial year.
Target Award Amount	For NEOs, the awards vary from 3.0 to 4.0 times the STIP award.
Performance Measures to Determine Award Size
The size of the award varies depending upon the corporate performance for the most recent year as measured by the performance scorecard used to determine the STIP payout, establishing a direct link between Corporate performance and grant size. Awards may be nil when corporate performance in a given year is below a threshold level. Future realized values at the time of vesting will reflect the then current stock price and the reinvestment of amounts calculated as dividends and attributed to the PSUs over the vesting period.

Dividends
For PSUs, amounts calculated as dividends payable on Common Shares are also attributed to the PSUs, which are then reinvested into additional PSUs. These additional PSUs vest on the same date as the underlying PSU grant to which the dividends are attributed.

Performance Measures to Determine Vesting
PSUs will vest after three years based on a weighted average of the Corporation’s performance on its relative TSR over the three year period, which is compared against the entire corporate peer group.(1) If an individual leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested PSUs are forfeited by the individual.

Payout(1)(2)
PSUs are paid out to Senior Management in cash. A multiplier of 0% to 200% will be applied to the value of the PSUs at the time of vesting based on the Corporation’s performance against the indicated measures over the three calendar years prior to the vest date. The value of the PSUs is determined by multiplying the number of PSUs vesting by the Fair Market Value as of the Valuation Date. The payout table is set out below.

	Relative Performance Percentile	Payout Multiple
	< 20%	0
	20 - 39.9%	0.50x
	40 - 49.9%	0.75x
	50 - 59.9%	1.00x
	60 - 79.9%	1.50x
	80 - 100%	2.00x
(1)For a discussion on the determination of the PSU payout multiplier, refer to page 37.
(2)For a discussion on post-retirement entitlements under the PSU Plan, refer to page 24.

27	Canadian Natural 2026 Management Information Circular

B.Stock Option Plan
The Committee believes that, to remain competitive in the crude oil and natural gas industry, it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry. The granting of reasonable levels of stock options is used as part of the overall compensation package and provides a long-term incentive for all employees and officers to ensure they are aligned with Shareholders and are striving to maximize Shareholder value. In 2025, to improve the retention of senior employees approaching the age of retirement, the Board of Directors approved an amendment to the Corporation's SOP to permit eligible employees who have at least 5 years' of service with the Corporation and reach 65 years of age to retain all unexercised stock options held under the SOP, which stock options continue to vest in accordance with their scheduled vesting dates. The Board believes that the revised policy of awarding stock options meets the Corporation's evolving business objectives. The maximum number of Common Shares issuable under the SOP is 7% of the Common Shares issued and outstanding from time to time (for more information on the SOP, see page 44). The table below summarizes the characteristics of the SOP:

Form of Award	Option on Common Shares of the Corporation
Participants	Employees, officers and consultants of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.
Exercise Price	Exercise price cannot be lower than the closing market price on the last trading day preceding the date of grant.
Vesting
Annually at 20% per annum over five years (for options granted on the basis of prior year performance) or for options granted to new employees, vesting annually at 25% commencing two years after granting.

Term	Not exceeding 6 years.
Payout
The option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the closing market price of the Common Shares on the TSX on the last trading day preceding the date of exercise and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.

Termination
For all employees including NEOs, unvested stock options are forfeited at the date of resignation or termination without cause, or termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee’s direction to accelerate vesting. Vested options outstanding as at resignation, retirement (subject to certain instances described below under "Retirement"), termination with or without cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death. In the event of a change of control, if a NEO is terminated without cause as a result of the change of control event or within 24 months thereof, any unvested options would vest and be exercised within 30 days of such termination.

Retirement
Individuals under the age of 65 at the effective date of retirement forfeit any unvested stock options and vested stock options outstanding must be exercised within 30 days of the effective date of retirement. Eligible employees who have at least 5 years' of service with the Corporation and are at least 65 years of age at the effective date of retirement retain all unexercised stock options held under the SOP, which stock options continue to vest in accordance with their scheduled vesting dates.

Change of Control	All options vest on the day immediately preceding a Change of Control and remain exercisable for a period of 90 days following the Change of Control.
Restrictions
No one person can hold stock options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group to hold options amounting to 10% of the outstanding Common Shares. The aggregate number of Common Shares issued to insiders on the exercise of options in any one year cannot exceed 10% of the issued and outstanding Common Shares.

Re-Pricing Policy	The Corporation has a policy not to re-price stock options.
In determining the number of stock options to be awarded, the Committee considers the grant date value determined by the Black-Scholes-Merton methodology (value reported in the Option-based Awards column of the Summary Compensation Table), published peer group data, corporate performance, individual performance, and other applicable factors. To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2025 represents 9.3% of all the options awarded to the Corporation's employees in 2025.
C.Stock Savings Plan
The Corporation has established a Savings Plan for all permanent employees. Under the Savings Plan, employees may elect to contribute up to 10% of their annual salary and the Corporation contributes one and one-half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates, the Corporation's portion of the contributions vests as follows:
▪For employees with less than five years of continuous participation in the Savings Plan, over a two-year period.
▪For employees who have five years of continuous participation in the Savings Plan, on January 1 of each year.
▪Upon retirement, if Normal Retirement Age (as defined on page 24) is reached.
The Savings Plan provides additional Common Share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased on the TSX.

Canadian Natural 2026 Management Information Circular	28

DETERMINING COMPENSATION
Compensation levels of the Corporation's employees and executive officers are reviewed annually by the Committee following performance reviews. The Committee continually considers the relative merits of the Corporation's compensation practices. The approach provides the necessary flexibility to appropriately incentivize the Management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, bases a part of their "at risk" bonus payments on meeting specified established targets relating to financial results, strategic development of long life low decline assets, operations (production volumes and cost) and, safety, asset integrity and environmental risk management performance. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.
In arriving at the compensation levels paid by the Corporation to its executive officers, the Committee takes into account a number of factors including the expertise and experience of the individual, the overall performance of the Corporation, and, an evaluation of peer-company market data and performance. In addition, the Committee also periodically discusses with Hugessen, the external independent compensation consultants to the Committee, a review of:
(i)processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;
(ii)compensation trends within the Corporation's geographic area;
(iii)common practices used by companies to compensate employees;
(iv)other trends in compensation practices for incentivizing and compensating employees; and
(v)other emerging corporate governance practices in executive compensation.

DECISION MAKING PROCESS
→1. Analysis				→2. Recommendation		→3. Approval

Management receives input from compensation survey data, peer group data, proxy circular information.	→	Management analyzes the information.		Compensation Committee consults with Hugessen Consulting.
		↓		↓ ↑
		Management makes recommendations to the Compensation Committee.	→	Compensation Committee reviews compensation data, performance metrics and weightings, results obtained and considers Management's recommendations.	→	Compensation Committee makes final compensation decision.

29	Canadian Natural 2026 Management Information Circular

2025 COMPENSATION DECISIONS
Mr. N.M. Edwards, the Executive Chair, is a director and a member of the corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Savings Plan. However, he is compensated relative to other Named Executive Officers with compensation comprised of bonus, PSUs and stock options, all of which are based upon the performance of the Corporation. In order to eliminate the undue influence an individual's variability in term, experience and compensation as President might have on Mr. Edwards' compensation, the Committee utilizes a notional base salary for the role of President in the calculation of Mr. Edwards' bonus, PSUs and stock options while maintaining the functional relationship between the two positions. While the Committee utilized a notional base salary for the role of President of $856,400 in 2024, the Committee used a base salary of $912,900 for Mr. Edwards in 2025 to reflect the base salary increase awarded to the NEOs during the year.
The Corporation showed strong performance in 2025. Overall performance relative to 2024 was down slightly. However, the potential future pay level for NEOs increased by 12.9%, partially due to the change in the Black-Scholes value which impacts the associated stock option valuations at the March 12, 2026 grant date, and increases for certain NEOs (Mr. S.G. Stauth and Mr. V.C. Darel) as they progress in their roles. If Mr. Stainthorpe is included in the NEO pay level calculation, NEO pay level will show a 9.8% increase from 2024 to 2025 as certain adjustments were made to Mr. Stainthorpe's compensation to reflect his transition from CFO to Executive Advisor in April 2025 and his subsequent retirement in June 2025.
2025 Target Pay Levels and Mix
The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Executive Chairman, N.M.Edwards(2)	President and CEO, S.G. Stauth	COO, E&P R.S. Zabek	COO, Oil Sands J.E. Froc	CFO, V.C. Darel(3)
Annual Base salary (1)	$1	$613,500	$382,746	$382,746	$330,734
Target STIP Cash Bonus (% of based salary)	—%	120%	70%	70%	70%
Target STIP Cash Bonus	$1,478,898	$736,200	$267,922	$267,922	$231,514
Target Total Cash Compensation	$1,478,899	$1,349,700	$650,668	$650,668	$562,248
Performance Share Unit (% of bonus)	400%	333%	300%	300%	300%
Option-based LTIP (% of salary)	—%	525%	300%	300%	300%
Target Total Direct Compensation	$13,864,670	$7,022,121	$2,602,672	$2,602,672	$2,248,992
(1)These amounts reflect actual 2025 base salary as at December 31, 2025.
(2)Executive Chair STIP cash bonus and stock option based LTIP awards are based upon 135% of the STIP cash bonus and option based LTIP awards calculated on the basis of a notional base salary of $912,900 for the President’s role. See above for more information.
(3)Mr. V.C. Darel was promoted to Chief Financial Officer on April 30, 2025, replacing Mr. M.A. Stainthorpe, who retired in June 2025.
2025 Performance Scorecard
The Corporation established its 2025 performance targets as part of its 2025 budget, which was released on January 9, 2025. The resulting performance measures are assigned weightings as indicated in the scorecard below and the resultant overall score is utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation's Management Committee as well as the Corporation's employees generally.
The following table shows the 2025 actuals and compares those to both the 2025 targets and 2024 actual results to assess performance.

Canadian Natural 2026 Management Information Circular	30

Target and Weighting	Performance Metrics	2024 Actual(1)	2025 Budget(2)	2025 Result(1)	Assessment of Performance	Performance Bonus Allocation
Financial (25%)	Balance Sheet strength:					18.75%
	– Debt to Book Capitalization (1)(3)	19.8%	29.1%	28.6%	Performed
	– Debt/adjusted EBITDA (1)(4)	0.6x	0.9x	1.2x	Underperformed

	Capital Expenditures ($MM) (1)(5)	$5,858	$6,170 - $6,850	$6,354	Performed

	After Tax Returns:
	– on avg. common shareholders' equity (1)(4)	15.3%	Meets 15% target	16.7%	Outperformed
	– on average capital employed (1)(6)	13.0%	Meets 15% target	12.7%	Underperformed

	Adjusted funds flow (1)(7) ($MM)	$14,399	$15,108 - $15,904	$15,399	Performed
	– per common share (1)(6)	$6.78	$7.15 - $7.52	$7.36	Performed
Strategic Capital Allocation (30%)	Opportunistic Acquisition/(Disposition) & Pathways Leadership	Chevron Acquisition & Pathways Leadership	Execute	Palliser Block and Grande Prairie Acquisitions, AOSP asset swap & Pathways Leadership	Outperformed	55.00%
	Returns to Shareholders
	– Dividends ($MM)	$4,429	Execute	$4,871	Performed
	– Dividends per common share (8)	$2.1375	Execute	$2.35	Performed
	– Common Share Purchases ($MM)	$2,660	Execute	$1,449	Performed
Operations (25%)	Total BOE Production (MBOE/d) (1)	1,353	1,502 - 1,551	1,551	Outperformed	36.50%
	Total BOE Operating Cost ($/BOE) (1)(9)	$13.34	$12.01 - $14.68	$12.78	Performed
Safety, Asset Integrity and Environmental (20%)	Recordable Injury Frequency (per 200,000 hours worked)	0.12	Match or improve over prior period	0.08	Outperformed	27.00%
	Total LTI frequency (per 200,000 hours worked)	0.006	Match or improve over prior period	0.012	Underperformed
	GHG emissions intensity (tonnes/BOE)	0.041	Match or improve over prior period	0.038	Performed
	Absolute Methane Emissions (10) (MTCO2e)	1.70	Match or improve over prior period	1.33	Outperformed
	Number of wells abandoned	1,948	2,200 - 2,600	2,753	Outperformed
	Number of Reclamation Certificates submitted	1,307	1,000 - 1,300	1,374	Outperformed
	Pipeline Leaks (11) (number of leaks /1,000KM of pipeline)	0.92	0.83 - 1.01	0.84	Performed
100%	Total Corporate Performance Score					137.25%
(1)Excludes impacts from acquisitions.
(2)The targets established for 2025 reflected the budget announcement on January 9, 2025 and the then current market conditions.
(3)Capital Management Measure. Refer to Note 15 to the Corporation's 2025 audited consolidated financial statements, dated March 4, 2026.
(4)Non-GAAP Financial Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of this Information Circular.
(5)2024 Net Capital Expenditures plus abandonment expenditures of $646 million, less net property acquisitions of $9,145 million, midstream and refining costs of $11 million, head office costs and other of $41 million and Carbon Capture and other of $22 million. 2025 Net Capital Expenditures plus abandonment expenditures of $771 million, less net property acquisitions of $910 million (includes development capital on Grande Prairie acquisition), midstream and refining costs of $8 million, head office costs and other of $55 million and Carbon Capture and other of $23 million (refer to the 'Non-GAAP and Other Financial Measures' section of the Corporation's MD&A, dated March 4, 2026), (See the Net Capital Expenditures table in the Corporation's MD&A, dated March 4, 2026 for details).
(6)Non-GAAP Financial Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of the Corporation's MD&A, dated March 4, 2026.
(7)Non-GAAP Financial Measure. 2024 adjusted funds flow excludes $460 million related to acquisition activities. 2025 adjusted funds flow excludes $61 million related to acquisition activities. Refer to the 'Non-GAAP and Other Financial Measures' section of the Corporation's MD&A, dated March 4, 2026.
(8)Dividends declared.
(9)Total BOE operating costs exclude energy costs in order to reduce the impacts of abnormally high or low energy input costs on assessed performance. Calculated as production expense divided by respective sales volumes. Natural gas and natural gas liquids production volumes approximate sales volumes.
(10)Absolute methane emissions reflect North America Exploration and Production only.
(11)Targeted range reflects +/- 10% of the prior period metric.
Note:     A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

31	Canadian Natural 2026 Management Information Circular

Key 2025 Corporate Results
As shown in the Corporate Performance Scorecard, Canadian Natural exhibited strong performance in 2025 as a result of successful execution on the Corporation's capital allocation strategy and continued focus on safe, effective and efficient operations, maximizing value for its Shareholders. Through its culture of continuous improvement, Canadian Natural's scorecard produced a score of 137.25% of target in 2025.
In 2025, the Corporation achieved record production, generated strong adjusted funds flow, provided significant returns to Shareholders, executed on opportunistic acquisitions, strategically developed its assets and provided strong leadership to the Oil Sands Alliance. The Corporation remained focused on its strong safety culture and performing as expected on its Safety, Asset Integrity and Environmental metrics.
The key results in 2025, excluding the impacts from acquisitions include:
▪Continued to strengthen the Corporation's balance sheet having performed on its Debt to Book Capitalization ratio of 28.6%, however underperforming on Debt/adjusted EBITDA of 1.2x.
▪Generated strong returns on average common shareholders' equity of 16.7%.
▪Maintained financial discipline, delivering net capital expenditures of approximately $5.6 billion and abandonment expenditures of approximately $0.8 billion.
▪Directly returned approximately $6.3 billion to Shareholders in 2025, comprised of approximately $4.9 billion in dividends and approximately $1.4 billion in share repurchases. The Corporation increased its quarterly dividend in 2025, having declared dividends of $2.35 per Common Share in the year.
▪Delivered strong operational performance, achieving record annual average production of approximately 1,551 MBOE/d, excluding acquisitions, through organic growth and strategic development of our unique, diverse asset base.
▪With continued focus on safety as a core value, the Corporation outperformed on its target for recordable injuries, however underperformed on its loss time incidents.
▪As part of its commitment to environmental stewardship, the Corporation abandoned 2,753 wells in western Canada in 2025 and submitted 1,374 reclamation certificate applications, both outperforming its targets.
2025 STIP Award
As set out above, in 2025, the Corporation outperformed the targeted corporate performance range, highlighting the 2025 performance results reflected in the Performance Scorecard. As reflected by the Performance Scorecard results, the Committee was of the view that the Corporation's performance was strong as Management continued to adapt and guide the Corporation throughout the year. NEO Compensation in 2025 reflects this performance. The following graph shows the relationship between the Corporate Performance Score of 137.25% and the actual STIP multiplier of 193.00% for 2025 relative to 2023 and 2024 performance metrics. As the Corporate Performance Score changes with the Corporation's performance in a given year, the corresponding bonus multiplier increases or decreases accordingly. This functional relationship establishes the link between Corporate performance and NEO compensation and, given that the STIP and PSU comprise significant components of NEO compensation (see page 35), the interests of the Shareholders in having the Corporation achieve or exceed its Corporate performance targets align with the compensation received by the NEOs.

Bonus (STIP multiple)
(% of Target)
200
175
150
125
100
75
50
25
0
2024
2025
2023
2025
Corporate performance score of 137.25%
results in bonus payout at 193.00%
2023 2025 2024
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score (%)

Canadian Natural 2026 Management Information Circular	32

Based on the foregoing, calculated STIP target awards for each of the NEOs are shown in the following table. The Committee relied upon the results of the Performance Scorecard for the compensation paid to Messrs. Edwards and Stauth. The strong performance by NEOs during the management transition that occurred in 2024 and 2025 was a key factor in the Corporation achieving strong operating results and record production in 2025. The adjustments to stock option bonuses are shown in the table under the heading "2025 Actual Pay Levels and Mix" on page 35.

Name	Base Salary(1)	Target Incentive (% of base salary)	STIP Performance Multiplier (% of target)	Calculated 2025 STIP Cash Bonus Award
N. Murray Edwards	$1	—(2)	193%	$2,854,273
Scott G. Stauth	$613,500	120%	193%	$1,420,866
Robin S. Zabek	$382,746	70%	193%	$517,100
Jay E. Froc	$382,746	70%	193%	$517,100
Victor C. Darel	$330,734	70%	193%	$446,800
(1)Base salary reflects the actual base salary earned by each of the NEOs in 2025.
(2)Mr. N.M. Edwards' STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary of $912,900 for the President's role and a target incentive of 120% of the notional base salary for the President's role. See page 30 for more information.
2025 Performance Share Unit ("PSU") Award
Corporate performance results in a calculated STIP award of 193% of target awards which, in turn, forms the basis for the calculated PSU awards to the NEOs, as shown in the following table. The Committee did not deviate from the PSU multiple applied to the actual STIP awards under the PSU Plan for any of the NEOs. Refer to the table under the heading "2025 Actual Pay Levels and Mix" on page 35 for additional details.

Name	Base Salary(1)	Target STIP Cash Bonus (% of base salary)	STIP Performance Multiplier (% of target)	PSU as a Multiple of STIP Cash Bonus	Calculated 2025 PSU Award
N. Murray Edwards	$1	—(2)	193%	4.00x	$11,417,093
Scott G. Stauth	$613,500	120%	193%	3.33x	$4,731,484
Robin S. Zabek	$382,746	70%	193%	3.00x	$1,551,300
Jay E. Froc	$382,746	70%	193%	3.00x	$1,551,300
Victor C. Darel	$330,734	70%	193%	3.00x	$1,340,400
(1)Base salary reflects the actual 2025 base salary earned by the NEOs in 2025.
(2)Mr. N.M. Edwards' STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon the notional base salary of $912,900 for the President's role. See page 30 for more information.

33	Canadian Natural 2026 Management Information Circular

2025 Stock Option Award and 2025 LTIP Share Election
Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix and 2025 corporate performance, as well as the number of options granted in prior years.
Option valuation and grant calculations
Canadian Natural estimated the value of stock options during 2023 - 2025 using the Black-Scholes-Merton model.

Year	Stock Price(1)	Option Value(1)	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate
2025	$64.18	$10.69	3.9	3.9%	5.0%	26.9%	2.9%
	$50.23	$7.58	3.9	4.7%	5.0%	27.1%	2.7%
2024	$42.02	$5.89	4.1	5.6%	5.3%	27.7%	2.6%
	$44.26	$6.78	4.1	5.1%	5.3%	28.0%	2.8%
2023	$48.53	$9.84	4.2	4.3%	5.2%	31.7%	3.6%
	$42.67	$8.16	4.2	4.8%	5.2%	31.7%	3.6%
(1)Stock Price and Option Value for 2023 has been updated to reflect the two for one Common Share split. Further details are disclosed in the Advisory section of the Corporation's 2025 MD&A and in Note 1 of the Corporation's 2025 audited consolidated financial statements dated March 4, 2026.
The Corporation has an election process whereby 100% of the stock option awards are allotted to a NEO, with 50% of that allotment granted at that time. The NEO can elect to receive the remaining 50% of the allotment as either stock options or Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares a NEO would receive in lieu of the options is determined by multiplying a discounted Black-Scholes-Merton value for the stock option by the number of stock options allotted (not granted) to the NEO. The resulting total is then used to buy Common Shares on the TSX, which results in the Common Share election having an anti-dilutive effect on the outstanding Common Shares. The Common Shares purchased are not immediately available to the NEO but, rather, vest equally to the NEO over three years every November provided that the NEO is employed by the Corporation at time of vesting or has retired at the Normal Retirement Age.
The table below shows the target and actual value of the stock options and, as applicable, the resulting Common Share election for each of the NEOs in 2025.

Name	Base Salary	Target Incentive (% of base salary)	Target 2025 Stock Option/ Share Election Award Value	Actual Allocated Option Award Value(2)	Actual Award Elected to be Taken in Common Shares (see 2025 LTIP Share Election Above)	Total Actual Aggregate Stock Option/ Share Election Award Value	2025 Number of Stock Options	Number of Common Shares Elected to Receive in 2025(3)
N. Murray Edwards	$1	—(1)	$6,470,179	$6,394,500	$—	$6,394,500	700,000	N/A
Scott G. Stauth	613,500	525%	3,220,875	1,895,000	625,000	2,520,000	250,000	—
Robin S. Zabek	382,746	300%	1,148,238	871,700	287,500	1,159,200	115,000	—
Jay E. Froc	382,746	300%	1,148,238	2,101,050	—	2,101,050	230,000	N/A
Victor C. Darel	330,734	300%	992,202	2,101,050	—	2,101,050	230,000	N/A
(1)Mr. N.M. Edwards' Target Stock Option Award is equal to 135% of the Target Stock Option Award calculated based upon a notional base salary of $912,900 and a target incentive of 120% of base salary for the President's role. See page 30 for more information.
(2)The actual allocated option award value is determined using the Black-Scholes-Merton methodology (refer to the table above on page 34) and the number of options elected to be received by a NEO under the Corporation's stock option election program.
(3)The Common Shares to be purchased for the 2025 Common Share election had not been purchased as of March 18, 2026.

Canadian Natural 2026 Management Information Circular	34

2025 Actual Pay Levels and Mix
The following table shows the actual pay levels for the NEOs based on the 2025 performance incentive plan designs and the Common Share election described above.

	Executive Chairman N.M. Edwards	President and CEO S.G.Stauth	COO, E&P R.S. Zabek	COO, Oil Sands J.E. Froc	CFO, V.C. Darel
Base salary (1)	$1	$613,500	$382,746	$382,746	$330,734
STIP Cash Bonus (% of salary)	313%(2)	232%	135%	135%	135%
STIP Cash Bonus ($)	$2,854,273	$1,420,866	$517,100	$517,100	$446,800
Total Cash Compensation	$2,854,274	$2,034,366	$899,846	$899,846	$777,534
Performance Share Unit (% of bonus)	400%	333%	300%	300%	300%
Performance Share Units ($)	$11,417,093	$4,731,484	$1,551,300	$1,551,300	$1,340,400
Option/Election-based LTIP (% of salary)	—(2)	411%	303%	549%	635%
Option/Election-based LTIP ($)	$6,394,500	$2,520,000	$1,159,200	$2,101,050	$2,101,050
Total Direct Compensation	$20,665,867	$9,285,850	$3,610,346	$4,552,196	$4,218,984
All other compensation	$—	$106,568	$69,588	$69,588	$61,024
Total Compensation	$20,665,867	$9,392,418	$3,679,934	$4,621,784	$4,280,008
(1)Base salary reflects the actual 2025 base salary for each of the NEOs as at December 31, 2025.
(2)Mr. N.M. Edwards' STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary of $912,900 and a target incentive of 120% of base salary for the President's role. Mr. Edwards' Option/Election LTIP award is also calculated based upon the notional base salary for the President's role. See page 30 for more information.
The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation ("TDC")) among the NEOs for 2025.

	Executive Chairman N.M. Edwards	President and CEO S.G. Stauth	COO, E&P R.S. Zabek	COO, Oil Sands J.E. Froc	CFO, V.C. Darel
Base salary	—%	7%	11%	9%	8%
STIP Cash Bonus	14%	15%	14%	11%	11%
Performance Share Unit	55%	51%	43%	34%	32%
Option-based LTIP	31%	27%	32%	46%	49%
Link between 2025 Corporate Performance and 2025 Named Executive Officer Compensation
In 2025, Canadian Natural performed at a level that produced an aggregate corporate performance score of 137.25% of target based on the Committee's assessment of corporate performance. This performance score results in a payout of 193.0% of target for the STIP and PSU. The score reflects strong fiscal and operational performance and record production through continued focus on effective and efficient operations and strategic execution, while maintaining our core values for safety, asset integrity and the environment. In 2025, NEO Compensation represented 0.03% of the Corporation's enterprise value and 0.09% of its net revenue. Furthermore, as noted above, the TDC for NEOs is significantly weighted towards equity derived compensation, linking executive compensation to Shareholder value.
Despite the strong corporate performance on production and operations and accretive gains from acquisitions in 2025, the Corporation's performance was slightly lower as compared to 2024, primarily due to exceeding the capital budget due to acquisitions, and minor adjustments to the performance scorecard attributed to underperformance on the loss time incidents metric.
The Compensation Committee awarded Mr. S.G. Stauth, a cash bonus of $1,420,866 and a PSU award of $4,731,484 recognizing the strong operating results and record production he delivered in the President's role in 2025. Altogether, the President's base salary, bonus, PSU and stock option award and all other compensation, results in total compensation for the President of $9,392,418, a 1.6% increase from compensation from the prior year. Canadian Natural believes Mr. Stauth's compensation is comparable among Canada's larger exploration and production companies for the President role and reflects the strong corporate performance demonstrated in 2025.

35	Canadian Natural 2026 Management Information Circular

Alignment of Corporate Performance and President's Compensation Over Time
Compensation at Canadian Natural is structured to encourage Common Share ownership and an alignment to the long-term interests of Shareholders. The table below shows the alignment of corporate performance with the President's compensation over time and also shows:
▪the value of awarded compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, and exercised option gains); and
▪realizable compensation (i.e., the in-the-money value of vested and unvested PSUs and stock options that have not yet been paid out or exercised).
The table also compares:
▪the grant date value of total direct compensation awarded to the President relative to the indicative market value of his compensation commencing in 2020; and
▪the value of $100 compensation awarded in relation to the indicative market value of $100 invested in the Common Share at the beginning of the periods indicated.
The table reaffirms the alignment between the design of the incentive programs and Canadian Natural's relative TSR.

	Total Direct Compensation Awarded(1)	Indicative Market Value of Total Direct Compensation at Dec 31, 2025	Value of $100
Year			Period	President's Pay(2)	Shareholder(3)
2020	$7,672,470	$43,140,820	12/31/2020 to 12/31/2025	$562	$392
2021	9,353,057	16,500,481	12/31/2021 to 12/31/2025	176	214
2022	8,919,246	9,933,459	12/31/2022 to 12/31/2025	111	143
2023	7,087,493	8,185,989	12/31/2023 to 12/31/2025	115	119
2024	9,155,200	7,798,824	12/31/2024 to 12/31/2025	85	110
(1)Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.
(2)Represents the actual value for each $100 awarded to Mr. T.S. McKay for 2020-2023 and Mr. S.G. Stauth for 2024.
(3)Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming dividend reinvestment.
The chart below outlines the President's awarded compensation level and the Corporation's total shareholder return between 2021 and 2025. In general, changes in the pay levels are consistent with changes in annual TSR of the Corporation. The variation in 2023 is due to adjustments in total compensation consistent with the former President's (Mr. T.S. McKay) transition to retirement in 2024. The 2024 and 2025 data represents total compensation for Mr. Stauth who assumed the role of President in February 2024. This trend is consistent with our compensation philosophy – that pay and performance should be closely linked.

2021 - 2025
Pay vs TSR

Canadian Natural's Indexed TSR
(% Indexed to January 1, 2021)
President Pay
($000)
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
$12,000
$10,000
$8,000
$6,000
$4,000
2021
2022
2023
2024
2025

	2021	2022	2023	2024	2025
President TDC ($000)(1)	$9,353	$8,919	$7,087	$9,155	$9,286
Canadian Natural's Indexed TSR	183%	274%	330%	355%	392%

(1) Reflects Mr. T.S. McKay's TDC awarded for 2021 to 2023 and Mr. S.G. Stauth TDC for 2024 to 2025.

Canadian Natural 2026 Management Information Circular	36

Upon review of the Corporation's 2023-2025 performance vs the broader energy peers, the Committee determined that the Corporation's TSR relative to the 8 peers was reflective of the Corporation's performance. In 2026, the Committee intends to reassess the peer group composition and PSU payout mechanism to ensure continued alignment of pay and performance.
The PSUs awarded to Senior Management in 2023 vest in April 2026 based upon the payout mechanism described above. The Corporation’s three-year relative performance against its Peer Group measured at the 69th percentile in respect of 3-year TSR based on outperforming 5 of 8 companies in the Peer Group with a three-year TSR of 43%.
Total Shareholder Return

3 Year TSR (C$)(1)
Canadian Natural Resources Limited	43%
Peer Group (2)
Peer 1	85%
Peer 2	62%
Peer 3	51%
Peer 4	(3%)
Peer 5	(8%)
Peer 6	(15%)
Peer 7	(32%)
Peer 8	(41%)
Peer Summary Statistics
P75	54%
Median	(6%)
P25	(19%)
S&P TSX Oil and Gas Exploration & Production Index (3)	39%
(1)Source: Bloomberg, for three year period ending December 31, 2025.
(2)Peer Group includes Apache Corp., Cenovus Energy Inc., Devon Energy Corporation, Enbridge Inc., EOG Resources Inc., Ovintiv Inc., Suncor Energy Inc., and TC Energy Corporation.
(3)Shown for context only.
Note:    Peer Group data in table sorted descending on 3 year TSR.
The PSUs awarded to Senior Management in 2023 vest in April 2026 based upon the payout mechanism described above. The Corporation's three year relative performance against its Peer Group measured in the 69th percentile in respect of 3 year TSR.
Based upon the performance achieved by the Corporation over the three year period 2023 - 2025 inclusive, the payout multiple to be applied in respect of this vesting is 1.5x.

37	Canadian Natural 2026 Management Information Circular

EXECUTIVE COMPENSATION
The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2023, 2024, and 2025 in respect of each NEO.
Summary Compensation Table

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Option Based Awards(1)	Annual Incentive Plans(2)	Long-term Incentive Plans(3)	All Other Compensation(4)	Total Compensation
N. Murray Edwards Executive Chair Age 66 Years of Service 37	2025	$1	$6,394,500	$2,854,273	$11,417,093	$—	$20,665,867
	2024	1	4,434,500	2,864,808	11,459,232	—	18,758,541
	2023	1	5,398,500	2,323,841	9,295,366	—	17,017,708

Scott G. Stauth President and CEO Age 60 Years of Service 29	2025	613,500	2,520,000	1,420,866	4,731,484	106,568	9,392,418
	2024	600,000	2,320,000	1,440,000	4,795,200	89,212	9,244,412
	2023	468,573	3,599,000	750,000	2,497,500	84,298	7,399,371

Robin S. Zabek COO, E&P Age 54 Years of Service 22	2025	382,746	1,159,200	517,100	1,551,300	69,588	3,679,934
	2024	372,334	1,067,200	725,000	1,725,000	60,810	3,950,344
	2023	329,765	1,799,500	225,000	675,000	62,060	3,091,325

Jay E. Froc COO, Oil Sands Age 59 Years of Service 12	2025	382,746	2,101,050	517,100	1,551,300	69,588	4,621,784
	2024	371,594	1,457,050	575,000	1,725,000	60,697	4,189,341
	2023	325,027	1,799,500	200,000	550,000	60,871	2,935,398

Victor C. Darel(5) CFO Age 44 Years of service 11	2025	330,734	2,101,050	446,800	1,340,400	61,024	4,280,008
	2024	289,104	418,902	230,000	632,500	48,695	1,619,201
	2023	255,767	517,500	150,000	412,500	49,127	1,384,894

Mark A. Stainthorpe(6) Former CFO Age 47 Years of Service prior to early retirement 22	2025	216,831	—	—	—	4,319	221,150
	2024	414,073	—	788,000	—	66,673	1,268,746
	2023	400,273	2,249,375	525,000	1,575,000	73,277	4,822,925

(1)The grant date fair value is determined using Black-Scholes-Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and performing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Common Shares on the TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the Common Shares on the TSX is higher than the strike price of the options at time of exercise. The Black-Scholes-Merton assumptions used by the Corporation are reported on page 34. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value equal to the price of the Common Shares purchased on the TSX is included.
(2)The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEOs for personal and corporate performance during the year.
(3)PSU Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus for the purpose of purchasing PSUs that mirror the Common Shares on behalf of the NEO. The PSUs vest approximately three years from the date of grant and any dividends declared payable on the Common Shares are also calculated on the same basis for PSUs and are attributed to the unvested PSUs and reinvested in additional PSUs, based on the then current market price for Common Shares which vest on the same date as the underlying grant. If the NEO leaves the employment of the Corporation for any reason before Normal Retirement Age, the unvested PSUs are forfeited by the NEO under the terms of the plan.
(4)All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation's contribution to the Savings Plan for each NEO who is a participant in the plan. The Corporation's contribution to the Savings Plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation's contribution as at December 31, 2025 for each NEO who is a participant in the plan and which vested January 1, 2026 is as follows: Mr. S..G. Stauth, $98,317; Mr. R.S. Zabek, $61,338; Mr. J.E. Froc, $61,338; and Mr. V.C. Darel $52,950. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2025.
(5)Mr. V.C. Darel was promoted to the role of Chief Financial Officer on April 30, 2025, replacing Mr. M. A. Stainthorpe who transitioned into the role of Executive Advisor and then retired in June 2025.
(6)Mr. M.A. Stainthorpe stepped down as CFO effective April 29, 2025 and retired in June 2025. The adjustments in his stock option and PSU awards in 2024 and 2025 are consistent with this transition as they vest over time and would have no value after retirement.

Canadian Natural 2026 Management Information Circular	38

The table below illustrates the number of PSUs granted to each of the NEOs and the price at which such PSUs were granted.

Named Executive Officer	PSUs granted year end 2025 at a Price of $45.78	PSUs granted year end 2024 at a Price of $45.18(1)	PSUs granted year end 2023 at a Price of $43.38(1)
N. Murray Edwards	249,390	253,628	214,280
Scott G. Stauth	103,353	106,132	57,573
Robin S. Zabek	33,886	38,180	15,560
Jay E. Froc	33,886	38,180	12,679
Victor C. Darel	29,279	13,999	9,509
Mark A. Stainthorpe (2)	—	—	36,307
Total PSUs Granted to NEOs	449,794	450,119	345,908
(1)The 2023 and 2024 PSU grant price is stated on a post stock split basis.
(2)Mr. M.A. Stainthorpe stepped down as CFO effective April 29, 2025 and retired in June 2025. The adjustments in his PSU award in 2024 and 2025 are consistent with this transition as they vest over time and would have no value after retirement.
In addition, the NEOs who elected, in any of 2023, 2024 and 2025, to receive their stock option award as Common Shares are indicated in the following table.

Named Executive Officer	Value of 2025 Share Election(1)	Shares Purchased for 2024 Share Election at an Average Purchase Price of $42.11	Shares Purchased for 2023 Share Election at an Average Purchase Price of $50.26
Scott G. Stauth (2)	$625,000	14,841	—
Robin S. Zabek (3)	$287,500	6,827	—
(1)All share numbers and purchase prices stated in this table have been adjusted to account for the 2 for 1 stock split that closed on June 4, 2024. The Common Shares to be purchased from the 2025 Common Share election had not been purchased as of March 18, 2026.
(2)Mr. S.G. Stauth elected to receive 50% of his stock option award as Common Shares in 2024 and 2025.
(3)Mr. R.S. Zabek elected to receive 50% of his stock option award as Common Shares in 2024 and 2025.

39	Canadian Natural 2026 Management Information Circular

Incentive Plan Awards
The following table lists (i) the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in-the-money options as at December 31, 2025; and (ii) the number of securities underlying the unexercised options granted to each NEO as part of 2025 compensation; and (iii) the number of unvested PSUs granted to each of the NEOs and the net benefit thereof as at March 18, 2026. The number of securities underlying unexercised options listed in the table below includes unvested options and PSUs. The value of those unvested options and PSUs could not be realized by the NEO as at December 31, 2025. The Corporation does not have a treasury-based Common Share award program.

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date(1)	Value of Unexercised In-the-money Options($)(2)	Number of PSUs that have not Vested	Vesting Date	Value of Unvested PSUs($)(2)(3)(4)(5)(6)

N. Murray Edwards	160,000	14.66	March 17, 2026	5,092,800	295,159	April 1, 2026	20,582,913
	250,000	32.08	February 26, 2027	3,603,750	236,104	April 1, 2027	10,976,475
	250,000	36.92	February 26, 2027	2,393,750	267,590	April 1, 2028	12,440,259
	200,000	39.89	March 24, 2028	1,321,000	249,390	April 1, 2029	11,594,141
	200,000	39.82	November 30, 2027	1,334,000
	300,000	42.67	March 23, 2029	1,147,500
	300,000	48.53	November 30, 2028	—
	350,000	44.26	March 29, 2030	780,500
	350,000	42.02	May 3, 2030	1,564,500
	350,000	50.23	August 15, 2031	—
	350,000	64.18	May 16, 2031	—

Scott G. Stauth	35,000	14.66	March 17, 2026	1,114,050	51,148	April 1, 2026	3,566,806
	87,500	32.08	February 26, 2027	1,261,313	63,437	April 1, 2027	2,949,186
	87,500	36.92	February 26, 2027	837,813	111,975	April 1, 2028	5,205,718
	87,500	39.89	March 24, 2028	577,938	103,353	April 1, 2029	4,804,881
	87,500	39.82	November 30, 2027	583,625
	200,000	42.67	March 23, 2029	765,000
	200,000	48.53	November 30, 2028	—
	250,000	44.26	March 29, 2030	557,500
	250,000	50.23	August 15, 2031	—

Robin S. Zabek	20,000	14.66	March 17, 2026	636,600	16,227	April 1, 2026	1,131,590
	40,000	32.08	February 26, 2027	576,600	17,145	April 1, 2027	797,071
	50,000	39.89	March 24, 2028	330,250	40,281	April 1, 2028	1,872,664
	100,000	42.67	March 23, 2029	382,500	33,886	April 1, 2029	1,575,360
	100,000	48.53	November 30, 2028	—
	115,000	44.26	March 29, 2030	256,450
	115,000	50.23	August 15, 2031	—

Canadian Natural 2026 Management Information Circular	40

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date(1)	Value of Unexercised In-the-money Options($)(2)	Number of PSUs that have not Vested	Vesting Date	Value of Unvested PSUs($)(2)(3)(4)(5)(6)

Jay E. Froc	20,000	14.66	March 17, 2026	636,600	15,213	April 1, 2026	1,060,879
	30,000	32.08	February 26, 2027	432,450	13,970	April 1, 2027	649,465
	44,584	36.92	February 26, 2027	426,892	40,281	April 1, 2028	1,872,664
	50,000	39.89	March 24, 2028	330,250	33,886	April 1, 2029	1,575,360
	50,000	39.82	November 30, 2027	333,500
	100,000	42.67	March 23, 2029	382,500
	100,000	48.53	November 30, 2028	—
	115,000	44.26	March 29, 2030	256,450
	115,000	42.02	May 3, 2030	514,050
	115,000	50.23	August 15, 2031	—
	115,000	64.18	May 16, 2031	—

Victor C. Darel	2,252	14.66	March 17, 2026	71,681	8,644	April 1, 2026	602,789
	12,000	32.08	February 26, 2027	172,980	10,478	April 1, 2027	487,122
	20,000	36.92	February 26, 2027	191,500	14,770	April 1, 2028	686,657
	25,000	39.89	March 24, 2028	165,125	29,279	April 1, 2029	1,361,181
	57,500	42.67	March 23, 2029	219,938
	57,500	48.53	November 30, 2028	—
	66,125	44.26	March 29, 2030	147,459
	66,125	42.02	May 3, 2030	295,579
	48,875	42.02	September 12, 2030	218,471
	48,875	44.26	September 12, 2030	108,991
	115,000	50.23	August 15, 2031	—
	115,000	64.18	May 16, 2031	—

Mark A. Stainthorpe (7)	Not applicable				Not applicable

(1)Pursuant to the SOP, if a stock option grant expires during a blackout period or within 2 business days following a blackout period, the option period is extended to the seventh business day following the later of (i) the last day of the blackout period; and (ii) the date the option would otherwise expire if the expiration date would otherwise occur in the time period commencing at the commencement of the blackout period and ending on the second business day subsequent to the blackout period. NEOs with a stock option grant originally expiring on February 27, 2026 had the expiry date extended to March 17, 2026 as a result of the blackout period.
(2)All stock option and PSU amounts and grant prices have been adjusted to account for the 2 for 1 stock split that closed on June 4, 2024. The Common Shares to be purchased from the 2025 Common Share election had not been purchased as of March 18, 2026.
(3)The closing price of the Common Shares on the TSX on December 31, 2025 was $46.49.
(4)The number of PSUs includes PSUs accumulated since the date of grant through the reinvestment into PSUs of amounts calculated as dividends payable on Common Shares, which are then attributed to the PSUs. These additional PSUs vest on the same date as the underlying PSU grant.
(5)The value of the PSUs vesting on April 1, 2026 is calculated as at December 31, 2025 based upon a performance payout multiple of 1.5x.
(6)The value of the PSUs vesting on April 1, 2027, April 1, 2028 and April 1, 2029 are calculated as at December 31, 2025 based upon a performance payout multiple of 1.00x, meaning that the Corporation's performance matched that of its peer group over the 3 year performance period prior to vesting. The Corporation's actual performance cannot be determined as the comparative performance period for each grant has not ended. The information on page 37 provides comparative peer performance over the 3 year period for TSR and is indicative of better than average performance.
(7)Mr. M.A. Stainthorpe retired from the Corporation in June 2025. Any unvested PSUs and stock options were forfeited on his effective retirement date and any unexercised stock options were cancelled 30 days following his retirement.

41	Canadian Natural 2026 Management Information Circular

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based Awards – Value vested during the year(1)	Value of Option-based Awards exercised during the year(2)	Share-based Awards – Value vested during the year(3)	Non-equity incentive plan compensation – Value earned during the year(4)
N. Murray Edwards	$12,729,750	$22,885,100	$40,096,514	$—
Scott G. Stauth	$3,206,213	$9,682,322	$7,172,146	$241,939
Robin S. Zabek	$1,286,575	$1,710,590	$2,375,648	$164,985
Jay E. Froc	$1,978,375	$2,689,333	$2,375,648	$1,739
Victor C. Darel (5)	$350,758	$252,187	$—	$28,016
Mark A. Stainthorpe (6)	$2,076,000	$12,846,348	$5,544,852	$1,297
(1)This is the aggregate net benefit the NEO would have received before tax had the NEO exercised the options on date of vesting based on the closing price of the Common Shares on the TSX on the day prior to vesting.
(2)The aggregate net benefit the NEO received before tax for options exercised in 2025. For Mr. Stainthorpe, this value includes all stock option exercises that occurred within 30 days of his date of retirement, after which time any unexercised stock options were cancelled.
(3)The Corporation does not have a treasury based Common Share award program. PSU awards only vest 3 years following the date of grant such that PSU awards made in respect of 2021 performance vested on April 1, 2025 using a performance payout multiple of 2.0x and a (post share split) price of $45.18 and, as a result, these values are included.
(4)If a NEO elected to receive 50% of their stock option award as Common Shares in previous years, the Common Shares purchased vest equally over 3 years and the dollar value of the Common Shares that vested during the year, including dividends, is included. The aggregate benefit to the NEO is based on the closing price of the Common Shares on the TSX the day prior to vesting.
(5)Mr. V.C. Darel's first PSU vesting will be in 2026.
(6)Mr. M.A. Stainthorpe retired as an executive of the Corporation in June 2025 and any unvested stock options and PSUs were forfeited at that time. In addition, any unexercised stock options were cancelled 30 days following his retirement.

Canadian Natural 2026 Management Information Circular	42

Pension Plan Benefits
The Corporation does not provide a pension plan for its NEOs.
Termination and Change of Control Benefits
The Corporation has not entered into any employment service contracts or change of control agreements with any of the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation
▪All salary and benefit programs cease as at effective date of resignation.
▪Annual cash and PSUs are no longer paid.
▪Unvested options outstanding as at effective date of resignation are forfeited.
▪Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
▪Unvested portion of Common Shares in the Savings Plan and PSUs as at effective date of resignation is forfeited.
▪Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited unless Normal Retirement Age is reached.

Retirement
▪All salary and benefit programs cease as at effective date of retirement.
▪Annual cash and PSUs are no longer paid.
▪Individuals under the age of 65 at the effective date of retirement forfeit any unvested options and vested options outstanding must be exercised within 30 days of the effective date of retirement.
▪Eligible employees that are at least 65 years of age and have been employed with the Corporation or any of its subsidiaries for at least 5 years prior to the effective retirement date retain their unexercised options, which continue to vest in accordance with their terms under the SOP after the effective retirement date.
▪Unvested portion of Common Shares in the Savings Plan and PSUs vest if the individual has reached Normal Retirement Age (as described in the matrix set out on page 24) or are otherwise forfeited.
▪Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.

Death
▪All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
▪Annual cash and PSUs are not paid.
▪Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
▪Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
▪Unvested portion of Common Shares in Savings Plan and PSUs vest at date of death except for those Common Shares purchased through the Common Share election, which are forfeited.

Termination without cause
▪All salary and benefit programs cease on effective date of termination.
▪Annual cash and PSUs are no longer paid.
▪Unvested options outstanding on Notice Date of termination are forfeited.
▪Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
▪Unvested portion of Common Shares in Savings Plan and PSUs are forfeited.
▪Severance provided on an individual basis reflecting service, experience and salary level.
▪Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.
▪Upon a change of control event, all unvested stock options, unvested Savings Plan Common Shares and unvested PSUs, vest immediately provided that the individual is terminated without cause as a result of the change of control or within a 24 month period from the change of control event.

Termination for cause
▪All salary and benefit programs cease on effective date of termination.
▪Annual cash and PSUs are no longer paid.
▪Unvested options outstanding as at Notice Date of termination are forfeited.
▪Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
▪Unvested portion of Common Shares in Savings Plan and PSUs are forfeited.
▪Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.

Pursuant to the terms of the SOP, the PSU Plan and the Savings Plan, upon the change of control of the Corporation, all unvested options, all unvested Common Shares, and all unvested PSUs immediately vest provided that the NEO is terminated upon the change of control or within 24 months thereof. In addition, NEOs would be entitled to severance in respect of base salary and cash bonus, which would be determined by their length of service, experience and salary level.

43	Canadian Natural 2026 Management Information Circular

The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2025 and they had been terminated immediately as a result thereof. Mr. M.S. Stainthorpe was not included in the table below as he retired before the Normal Age of Retirement and forfeited all unvested stock options, PSUs and shares at that time; and, as he was not employed at year end, no change of control payments would apply in any case.

Name	Base Salary(1)	Cash Bonus(1)	Performance Share Unit(2)	Accelerated Option Vesting(3)(4)	Accelerated PSU Vesting(3)(5)	Share Election Accelerated Vesting(3)(6)
N. Murray Edwards	—	—	—	$17,237,800	$66,106,843	—
Scott G. Stauth	—	—	—	$5,697,238	$18,748,338	$460,204
Robin S. Zabek	—	—	—	$2,182,400	$6,094,948	$211,694
Jay E. Froc	—	—	—	$3,312,692	$5,748,299	—
Victor C. Darel	—	—	—	$1,591,724	$2,804,638	—
(1)Severance would be determined on an individual basis reflecting service, experience and salary level.
(2)As PSUs for 2025 performance would not have been granted as of December 31, 2025, there is no entitlement for PSUs awarded for 2025 performance.
(3)The closing price of the Corporation's Common Shares on the TSX on December 31, 2025 was $46.49.
(4)This reflects the dollar value of the unexercised stock options (vested and unvested) on the basis of 2022, 2023 and 2024 performance as at December 31, 2025.
(5)This reflects the dollar value of the unvested PSUs granted for 2022, 2023 and 2024 performance plus any dividends attributed thereto as at December 31, 2025, calculated using a performance multiple of 1.78X that is the average PSU payout multiplier for the three years prior (2022, 2023 and 2024).
(6)For Share Election, this reflects the dollar value of the unvested Common Shares as received in lieu of stock options under the option election program at December 31, 2025.
Equity Compensation Plan Information
To remain competitive with its industry peer group and to provide parity with compensation levels within the industry, the Corporation believes that the granting of stock options should be used to augment the overall compensation package and therefore has maintained a long-standing policy of awarding stock options to its officers, employees and designated "Service Providers" as defined under the SOP. Independent directors are not eligible to receive stock options under the SOP. Stock options provide a long-term incentive for all employees and officers and ensure they are aligned with shareholders and are striving to maximize shareholder value. The Board believes this established policy of awarding stock options meets the Corporation’s business objectives.
In order to determine the reasonable number of stock options to be awarded to executive officers and employees at all levels and in order to remain competitive with and maintain parity in the industry, the Corporation, in addition to considering the performance of the individual employee, the overall performance of the Corporation and other applicable factors, uses published data of its peer companies.
The stock options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one year (for options granted on the basis of prior year performance) or 25% per year commencing two years (for options awarded to new employees at the time of hire) after the date of grant. The exercise price of the options cannot be lower than the closing market price on the TSX the day prior to the date of the grant. The aggregate number of Common Shares available for issuance under the SOP to any one person shall not exceed 5% of the issued and outstanding Common Shares. The SOP provides that: (i) the aggregate number of Common Shares reserved for issuance under the SOP, together with all other share based compensation plans shall be equal to 7% of the issued and outstanding Common Shares; (ii) the aggregate number of Common Shares reserved for issuance to insiders pursuant to all share based compensation plans including options shall not exceed 10% of the issued and outstanding Common Shares; and (iii) the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the issued and outstanding Common Shares. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP.
Options are exercisable only during the term of employment (subject to certain exceptions in relation to retirement, described below) with the Corporation and provided that the option holder is not subject to a collective agreement as defined in the SOP. If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee dies while a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and, if not exercised, shall terminate no later than twelve months from date of death.
After the Annual and Special Meeting of Shareholders held on May 8, 2025, the Board of Directors of the Corporation approved an amendment of the SOP to provide for certain housekeeping amendments and also to permit eligible employees that reach 65 years of age and have been employed with the Corporation or any of its subsidiaries for at least 5 years prior to the

Canadian Natural 2026 Management Information Circular	44

employee’s effective retirement date to retain their unexercised stock options, which shall continue to vest in accordance with their terms under the SOP after the effective retirement date. This amendment was made without shareholder approval in accordance with the amending provisions of the SOP and with the approval of the TSX.
Shareholders have authorized the Board of Directors of the Corporation to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of the TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by the TSX, of the shareholders of the Corporation in the manner prescribed by the TSX from time to time. In April 2025, the Board amended the SOP to clarify that, in accordance with the rules of the TSX, any amendment to the amending provisions of the SOP requires shareholder approval. Given its clarifying nature, this amendment did not require shareholder approval and was made with the approval of the TSX. As a result of this amendment to the SOP, the Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period affected Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation’s securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; (g) amends the SOP to provide for other types of compensation through equity issuance; (h) amends the limitations on share issuances under the SOP set out above; or (i) amends the amendment provisions of the SOP. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the UK Board of Inland Revenue has been obtained for such amendment.
The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by stock options which have been exercised shall be available for subsequent grants under the SOP. When stock options have been granted pursuant to the SOP, Common Shares that are reserved for issuance under outstanding stock options are referred to as allocated stock options. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of stock options under the SOP but, as they are not subject to current stock option grants, they are referred to as unallocated stock options. As the SOP is a security based compensation arrangement which does not have a fixed maximum number of securities issuable, all unallocated stock options under the SOP must be approved by a majority of the Corporation's directors and by the Corporation's security holders every three years in accordance with Section 613(a) of the TSX Company Manual. Accordingly, the SOP, and all unallocated stock options thereunder were most recently ratified, confirmed and approved by the Board and by the shareholders on May 8, 2025 and, as a result, the Corporation is authorized to continue to grant stock options under the SOP until May 8, 2028 and will be required to seek approval for any unallocated stock options under the SOP again on or before May 8, 2028.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2025	Weighted-average Exercise Price of Outstanding Options at December 31, 2025	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2025	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2025
Equity compensation plans approved by security holders	54,733,681	$39.83	90,983,764	145,717,445
Equity compensation plans not approved by security holders	—	—	—	—
Total	54,733,681	$39.83	90,983,764	145,717,445
Percent of Outstanding Shares	2.6%	N/A	4.4%	7.0%
The annual burn rate under the SOP for the fiscal years ended 2023, 2024 and 2025 was 0.6%, 0.8% and 0.9% respectively. The annual burn rate is calculated as: (x) the total number of stock options granted under the SOP during the year; divided by: (y) the weighted average number of Common Shares outstanding for the year.

45	Canadian Natural 2026 Management Information Circular

The current number of Common Shares issued and outstanding as at March 18, 2026 is 2,086,830,405. As at March 18, 2026, the number of Common Shares issuable pursuant to the SOP approved by the Shareholders and reflecting a maximum of 7% of the then current issued and outstanding Common Shares is:

	Number of Securities	Percent of Outstanding Common Shares
To be issued upon exercise of outstanding options	60,603,758	2.9%
Available for future issuance	85,474,370	4.1%
Total number of securities issuable	146,078,128	7.0%
Indebtedness of Executive Officers and Directors
The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is, or during the most recently completed financial year was, indebted to the Corporation or its subsidiaries.
Interests of Informed Persons in Material Transactions
The Management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation or its subsidiaries, any proposed director of the Corporation, any person beneficially owning, or controlling or directing, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or its subsidiaries.

Canadian Natural 2026 Management Information Circular	46

Non-GAAP and Other Financial Measures
This Information Circular includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Corporation to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Corporation may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Corporation's audited consolidated financial statements, as applicable, as an indication of the Corporation's performance. Descriptions of the Corporation's non-GAAP and other financial measures included in this Information Circular, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A for the year ended December 31, 2025, dated March 4, 2026, which section is incorporated by reference herein.
FREE CASH FLOW ALLOCATION POLICY
Free cash flow is a non-GAAP financial measure. The Corporation considers free cash flow a key measure in demonstrating the Corporation's ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay or maintain net debt levels, pursuant to the free cash flow allocation policy. Free cash flow is calculated as adjusted funds flow less dividends on common shares, net capital expenditures and abandonment expenditures.
The Corporation's free cash flow is used to determine the targeted amount of shareholder returns after dividends. The amount allocated to shareholders varies depending on the Corporation's net debt position. The Corporation targets to manage the allocation of free cash flow on a forward-looking annual basis, while managing working capital and cash requirements as needed.
The Corporation's free cash flow allocation policy has evolved over time. Prior to October 2024, the Corporation targeted to allocate 100% of its free cash flow to shareholder returns. In October 2024, with the announcement of the Chevron acquisition, the Board of Directors adjusted the allocation of free cash flow such that 60% of free cash flow was allocated to shareholder returns and 40% to the balance sheet until net debt reached $15 billion. When net debt was between $12 billion and $15 billion, 75% of free cash flow was allocated to shareholder returns and 25% to the balance sheet, and when net debt was at or below $12 billion, free cash flow was allocated 100% to shareholder returns.
In March 2026, the Board of Directors adjusted the allocation of free cash flow, effective January 1, 2026, as follows:
•When net debt is at or above $16 billion, 60% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases and 40% to the balance sheet.
•When net debt is between $13 billion and $16 billion, 75% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases and 25% to the balance sheet.
•When net debt is at or below $13 billion, 100% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases.
The Corporation's free cash flow for the year ended December 31, 2025 and 2024 is shown below:

	Year Ended
($ millions)	Dec 31 2025	Dec 31 2024
Adjusted funds flow (1)	$15,460	$14,859
Less: Dividends on common shares	4,871	4,429
Net capital expenditures(2)	6,579	5,286
Abandonment expenditures	771	646
Free cash flow	$3,239	$4,498
(1)Non-GAAP Financial Measure. Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the 'Non-GAAP and Other Financial Measures' section of the Corporation's MD&A for the three months and year ended December 31, 2025 dated March 4, 2026.
(2)Non-GAAP Financial Measure. In 2024, for the purpose of the free cash flow calculated above, net capital expenditures of $5,286 million excludes net acquisitions of $9,145 million. Refer to the 'Non-GAAP and Other Financial Measures' section of the Corporation's MD&A for the three months and year ended December 31, 2025 dated March 4, 2026.

47	Canadian Natural 2026 Management Information Circular

TOTAL SHAREHOLDER RETURN
Total Shareholder Return ("TSR") is a supplementary financial measure, expressed as a percentage, that represents the total return on investment generated for the Corporation's Shareholders as a result of common share price performance and the reinvestment of dividends over the related period. The Corporation considers TSR a key measure of the financial performance of the Corporation and the benefits generated for the Corporation's Shareholders.
BREAK-EVEN WTI PRICE
The break-even WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Corporation's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Corporation considers the break-even WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Corporation's activities. The break-even WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A for the year ended December 31, 2025, dated March 4, 2026. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.
CAPITAL BUDGET
Capital budget is a forward-looking non-GAAP financial measure and is based on net capital expenditures (non-GAAP financial measure). Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns, and the balancing of project risks and time horizons. Refer to the 'Non-GAAP and Other Financial Measures' section of the Corporation's MD&A for the year ended December 31, 2025, dated March 4, 2026 for more details on net capital expenditures.
Capital expenditures reflect forecasted net capital expenditures, before abandonment expenditures related to the execution of the Corporation's abandonment and reclamation programs in North America and the North Sea. The Corporation currently carries an Asset Retirement Obligation ("ARO") liability on its balance sheet for these forecasted future expenditures. Abandonment expenditures are reported before the impact of current income tax recoveries in Canada and the UK portion of the North Sea. The Corporation is eligible to recover interest related to tax recoveries in the North Sea.
LONG-TERM DEBT, NET
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents. Refer to Note 15 of the Corporation's 2025 audited consolidated financial statements for the year ended December 31, 2025, dated March 4, 2026.
TOTAL ENTERPRISE VALUE
Enterprise value as defined by the Corporation is a supplementary financial measure calculated as the sum of the current and long-term debt less cash and cash equivalents and the Corporation's market capitalization at a point in time. Market capitalization is a supplementary financial measure calculated as the outstanding common shares multiplied by the share price at a given point in time. The Corporation considers total enterprise value a key measure of evaluating the Corporation's performance relative to other companies in the sector with similar capital structures, and, as a key measure of overall corporate health.
AFTER-TAX RETURN ON AVERAGE COMMON SHAREHOLDERS' EQUITY
After-tax return on average common shareholders' equity as defined by the Corporation is a non-GAAP ratio. The ratio is calculated as net earnings (loss) for the twelve month trailing period, as a percentage of average common shareholders' equity for the twelve months trailing period. The Corporation considers after-tax return on average common shareholders' equity a key ratio in evaluating the Corporation's profitability in relation to shareholders' equity. A reconciliation of the after-tax return on average common shareholders' equity is presented below.

($ millions, except ratios)	2025	2024
Net earnings, 12 months trailing	$10,820	$6,106
Average common shareholders' equity, 12 months trailing (1)	$41,208	$39,635
After-tax return on average common shareholders' equity	26.3%	15.4%
(1)For the purposes of this non-GAAP financial ratio, the measurement of average common shareholders' equity is determined as the average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural 2026 Management Information Circular	48

DEBT TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION ("EBITDA")
Debt to adjusted EBITDA as defined by the Corporation is a non-GAAP financial ratio. The ratio is calculated as the sum of current and long-term debt as a percentage of adjusted EBITDA. Adjusted EBITDA is calculated as net earnings (loss), excluding the impact of interest expense; income tax; depletion, depreciation and amortization; share-based compensation; unrealized risk management; unrealized foreign exchange; and, asset retirement obligation accretion. The Corporation considers this ratio a key measure in evaluating the Corporation's ability to repay long-term debt with pre-tax earnings generated from its core operations, excluding the impact of non-cash and non-operational items.

($ millions, except ratios)	2025	2024
Long-term debt (1)	$16,617	$18,819
Net earnings	10,820	$6,106
Add: Interest and other financing expense	834	592
Income taxes (2)	2,421	1,953
Depletion, depreciation and amortization	9,384	6,681
EBITDA	$23,459	$15,332
Add: Share based compensation	180	279
Unrealized risk management activities loss (gain)	71	9
Unrealized foreign exchange (gain) loss	(870)	888
Asset retirement obligation accretion	380	389
Adjusted EBITDA	$23,220	$16,897
Debt to adjusted EBITDA	0.7x	1.1x
(1)Includes the current and long-term portions of long-term debt, as detailed in Note 10 to the Corporation's audited consolidated financial statements for the year ended December 31, 2025, dated March 4, 2026.
(2)Includes current and deferred income taxes as detailed in Note 12 to the Corporation's audited consolidated financial statements for the year ended December 31, 2025, dated March 4, 2026.
Additional Information
Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly Management's Discussion and Analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933, as amended, in the United States ("US") and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its Management Information Circular and Annual Information Form ("AIF") with the various securities commissions in such provinces and with the Securities and Exchange Commission ("SEC") in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and Management Information Circular may be viewed on the Corporation's website at: www.cnrl.com and on SEDAR+ at: www.sedarplus.ca under the name Canadian Natural Resources Limited. The Corporation's filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at: www.sec.gov.
For printed copies (free of charge) of the Corporation's financial statements and MD&A, AIF, Form 40-F, Management Information Circular, Corporate Governance Charter, committee charters or Code of Integrity, Business Ethics and Conduct, please contact the Corporate Secretary prior to June 2026 at:
Canadian Natural Resources Limited
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
From and after June 2026:
Canadian Natural Resources Limited
400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Approval of Circular
The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.
DATED at Calgary, Alberta, this 18th day of March 2026.

49	Canadian Natural 2026 Management Information Circular

III. Schedules to the Information Circular
Schedule “A” To Information Circular Dated March 18, 2026
CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")
STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION
The Board of Directors (the "Board") continually evaluates the corporate governance policies, practices and procedures of the Corporation in conjunction with ongoing monitoring of regulatory changes and trends relating to corporate governance and takes appropriate action where required. The following describes the Corporation's corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58‑101, National Policy 58‑201 and the New York Stock Exchange ("NYSE") Listing Standards applicable to foreign private issuers.
Director Independence
The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has undertaken a review of its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted exclusively with independent directors pursuant to the independence standards established under National Instrument 58‑101 and within the meaning of section 1.4 (and section 1.5 with respect to the Audit Committee) of National Instrument 52‑110 and the NYSE Listing Standards. As well, the Board has ensured the Health, Safety, Asset Integrity and Environmental Committee and the Reserves Committees are constituted with a majority of independent directors and chaired by an independent director.
For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.
Ten of the twelve director nominees proposed by management for election are independent at the time of the Meeting as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independence standards established under section 1.2(1) of National Instrument 58‑101 and within the meaning of section 1.4 of National Instrument 52‑110 and the NYSE Listing Standards. Ms. S.A.M. Brown, Dr. M.E. Cannon, Messrs. C.L. Fong, G.D. Giffin, Ms. C.M. Healy, Dr. G.E. Isaac, and Messrs. S.W. Laut, F.J. McKenna, and D.A. Tuer and Ms. A.M. Verschuren have all been affirmatively determined as having no material relationship with the Corporation and to be independent. The two remaining Directors, Messrs. N.M. Edwards and S.G. Stauth, being part of the Management Committee of the Corporation, have been determined by the Nominating, Governance and Risk Committee and the Board to be non‑independent.

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The following table illustrates the independent status of each director nominee. The proposed nominees consist of 10 nominees out of 12 being independent.

	Independent Relationship	Non-Independent	Management	Reason for Non‑independent Status
Shelley A.M. Brown	•
Dr. M. Elizabeth Cannon	•
N. Murray Edwards			•	Member of Management Committee
Christopher L. Fong	•
Ambassador Gordon D. Giffin (Lead Independent Director)	•
Christine M. Healy	•
Dr. Grant E. Isaac	•
Steve W. Laut	•
Honourable Frank J. McKenna	•
Scott G. Stauth			•	Member of Management Committee
David A. Tuer	•
Annette M. Verschuren	•
The Board functions independently of management and appoints the Chair. The Executive Chair is considered non‑independent. In 2025, the Board re‑appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee, as Lead Independent Director.
Lead Independent Director
The Lead Independent Director ensures that the Board is able to function independent of management. The Lead Independent Director also chairs periodic meetings of the independent directors including the in‑camera meetings held at each Board meeting and reports to the Board, as appropriate. In addition, and among other things, the Lead Independent Director serves as principal liaison between the independent directors and the Executive Chair. The Lead Independent Director is elected annually by a vote of the independent directors in conjunction with the Corporation's Annual Meeting of Shareholders.
Other Issuer Directorships
The Board has not adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Executive Chair and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under "Election of Directors" beginning on page 5.
Executive Sessions of Board and Committee Meetings
At each of Board meeting (seven meetings in 2025), the non‑management directors held an executive session chaired by the Lead Director, without the presence of management, to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non‑management directors in consultation with the Executive Chair and Lead Independent Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in‑camera, without management present, with the internal auditors of the Corporation and the Corporation's independent auditors and the internal auditors and the independent auditors are in attendance at each meeting. The independent members of the Reserves Committee also meet in‑camera, without management present, and with the Corporation's independent qualified reserves evaluators at each meeting where the independent reserves evaluators attend.
The attendance rate in 2025 for all Board and Board committee meetings held during the year was 99%. For more detailed information regarding the number of Board and Board committee meetings held during 2025 and the attendance of each director at these meetings, refer to the table under "Election of Directors" beginning on page 5.
Board and Committee Mandate
The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board's commitment to monitor the effectiveness of policy and decision making at both the Board and management level, with a view to enhancing long-term shareholder value. The roles and responsibilities of the Chair and each Chair of the Board committees are determined through the mandates of the Board and each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporation's Management Committee ("Management Committee") which is comprised of nineteen (19) members of the senior management group including the Chair of the Board

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and the President. The Management Committee shares the responsibilities normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board, in conjunction with senior management, determines the limits of management's responsibilities and establishes annual corporate objectives which management is responsible for meeting.
The Board's mandate is set out in Schedule "B" to this Information Circular, which outlines in detail the responsibilities of the Board.
Technology, Cybersecurity and Artificial Intelligence Oversight
The Audit Committee, jointly with the Nominating, Governance and Risk Committee, is responsible to review and consider risk exposures related to the Corporation's use of new technologies, including artificial intelligence, and cybersecurity risk. These risks and activities are managed within the Company's enterprise risk management system and reported semi‑annually by management to the Audit Committee (as part of the cyber security risk report) and to the Nominating, Governance and Risk Committee as part of their overarching accountability for the Corporation's enterprise risk management system, which is reviewed and reported on at least annually.
Audit Committee
Each member of the Audit Committee is independent. The Audit Committee's primary duties and responsibilities as stated in its charter include to:
a)ensure that the Corporation's management has implemented a system of internal controls over financial reporting and monitors its effectiveness;
b)monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;
c)review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;
d)select and recommend to the Board for appointment by the shareholders, the Corporation's independent auditors, pre‑approve all audit and non‑audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;
e)consider and recommend to the Board, jointly with the Health, Safety, Asset Integrity and Environmental Committee of the Board, the accounting firm to be retained by the Corporation to complete an independent assurance review of the Corporation's GHG emissions reporting and establish the fees and other compensation to be paid in respect thereof.
f)monitor the independence, qualifications and performance of the Corporation's independent auditors;
g)oversee the audit of the Corporation's financial statements;
h)monitor the performance of the internal audit function, internal control of financial reporting programs, Sarbanes-Oxley compliance program, as well as the cyber-security measures implemented in response to the Corporation's assessment of its cyber risk, including risks related to the use of artificial intelligence;
i)establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters;
j)review, approve and monitor, jointly with the Nominating, Governance and Risk Committee, all related party transactions to determine whether the terms are fair and reasonable, on an arms' length basis, and otherwise in the best interest of the Corporation and in compliance with applicable securities laws and the listing standards of applicable stock exchanges;
k)provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and
l)review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of present and former external auditors.
Audit Committee Financial Expert
All members of the Corporation's Audit Committee are financially literate. Ms. C.M. Best, who is the current Chair of the Audit Committee, Ms. S.A.M. Brown and Mr. W.A. Gobert each qualify as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes‑Oxley Act of 2002. Ms. Best is retiring early and will not be standing for re-election. Mr. Gobert will reach the mandatory age of retirement prior to the Meeting and will also not be standing for re-election at the Meeting. Subsequent to the Meeting and subject to election, Ms. Brown will be appointed as the incoming Chair of the Audit Committee and Dr. G.E. Isaac, who also qualifies as "audit committee financial expert", will be appointed to the Audit Committee. Two members of the Audit Committee qualify as current or former CA, CPA or CFOs, none of whom are

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or were current or former employees or CFOs of the Corporation or employees of, nor served as a partner, of the Company’s current independent auditor.
The Corporation's Annual Information Form contains additional information on the Audit Committee and its members under the section entitled "Audit Committee Information" which includes a full copy of the Audit Committee Charter.
Compensation Committee
The Board has constituted the Compensation Committee as a standing committee of the Board to review and approve the Corporation's compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.
In arriving at the compensation levels paid by the Corporation to its executive officers, the Compensation Committee takes into account a number of factors, including:
•the expertise and experience of the individual;
•the overall performance of the Corporation; and
•an evaluation of peer‑company market data.
In addition, the Compensation Committee also periodically discuss with external independent compensation consultants:
(i)processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;
(ii)compensation trends within the Corporation's geographic area;
(iii)common practices used by companies to compensate employees;
(iv)other trends in compensation practices for incentivizing and compensating employees; and
(v)other emerging "best practices" in executive compensation.
The Compensation Committee is comprised entirely of independent directors. The Compensation Committee's primary duties and responsibilities as stated in its charter include to:
a)review and approve the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives, organizational performance and long-term shareholder interest; and (iv) provides competitive compensation opportunities;
b)selection and retention of compensation consultants and approval of their fees and services to be provided;
c)consider the implications of the risks associated with the Corporation's compensation policies and practices as they relate to executive compensation;
d)approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;
e)review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation's management resources, structure, succession planning, development and selection process as well as the performance of key executives;
f)review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Savings Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and the Corporation's pension plans, which were acquired at the time of (i) the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies; and (ii) the acquisition by Sukunka Natural Resources Inc., a subsidiary of the Corporation, of the Pine River Gas Plant and associated infrastructure and whose only members are former employees of Westcoast Energy Inc., the former owner of the Plant and infrastructure. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;
g)review management's Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and
h)periodically review and recommend to the Board appropriate compensation for the Lead Independent Director of the Board.
Health, Safety, Asset Integrity and Environmental Committee
The Health, Safety, Asset Integrity and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety, Asset Integrity and Environmental Committee's primary duties and responsibilities as stated in its charter include to:

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a)generally ensure that the management of the Corporation has designed and implemented effective health and safety, asset integrity and environmental (which, for greater clarity, includes greenhouse gas emissions and climate) risk programs, controls and reporting systems and reporting to the Board in respect thereof;
b)generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;
c)monitor the Corporation's performance in the areas of health and safety, asset integrity and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates including receiving an assurance report regarding the Corporation's GHG emissions disclosure;
d)review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk (which includes climate-related risks and opportunities);
e)assess the impact of proposed or enacted laws and regulations related to health and safety, asset integrity and environment in those jurisdictions where the Corporation operates; and
f)review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility (including climate change) and community affairs to ensure they are in line with the Corporation's goals and image.
In addition, members of the Committee also participate in annual health, safety, asset integrity and environment and GHG emissions climate-related information sessions to ensure members continue to enhance competencies in these areas.
Nominating, Governance and Risk Committee
The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self‑assessment of the Board's performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise, diversity and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.
The matrix below illustrates the mix of experience, knowledge and understanding possessed by the nominees to the Board in categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

	Brown	Cannon	Edwards	Fong	Giffin	Healy	Isaac	Laut	McKenna	Stauth	Tuer	Verschuren	Total
Accounting / Finance	•		•	•	•	•	•		•			•	8
Climate / Carbon Policy & Emissions		•	•	•	•	•	•	•	•	•		•	10
Exec Leadership / Compensation	•	•	•	•	•	•	•	•	•	•	•	•	12
Economics / Business	•	•	•	•	•	•	•	•	•	•	•	•	12
Engineering / Technical		•		•			•	•		•	•		5
Governance	•	•	•		•	•	•		•		•	•	9
Government / Regulatory	•	•	•		•	•	•	•	•		•	•	10
Health, Safety & Environment		•	•	•		•	•	•		•	•	•	9
International Business	•		•	•	•	•	•	•	•			•	9
Law			•		•	•			•				4
Oil & Gas	•		•	•	•	•		•		•	•		8
Risk Management	•	•	•	•	•	•	•	•	•	•	•	•	12

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The Nominating, Governance and Risk Committee also reviews annually the adequacy and structure of directors' compensation and makes recommendations to the Board designed to ensure the directors' compensation realistically reflects the responsibilities, time commitments and risks of the directors.
The Nominating, Governance and Risk Committee is composed entirely of independent directors. The Nominating, Governance and Risk Committee's primary duties and responsibilities as stated in its charter include to:
a)provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;
b)recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;
c)provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;
d)provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;
e)annually evaluate the performance of each Director;
f)identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next Annual Meeting of Shareholders;
g)review and recommend annually to the Board, the Corporation's compensation for directors of the Corporation;
h)ensures the Corporation's management has implemented and maintains an effective enterprise risk management program;
i)review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures, including reviewing and monitoring, jointly with the Audit Committee, enterprise risk exposures related to the Corporation's use of new technologies, including artificial intelligence;
j)review, approve and monitor, jointly with the Audit Committee, all related party transactions to determine whether the terms are fair and reasonable, on an arms' length basis, and otherwise in the best interest of the Corporation and in compliance with applicable securities laws and the listing standards of applicable stock exchanges;
k)review annually the Corporation's Code of Integrity, Business Ethics and Conduct policy; and
l)review annually the Corporation's Board of Directors Corporate Governance Charter.
Reserves Committee
The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee's primary duties and responsibilities as stated in its charter include to:
a)generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;
b)appoint the independent qualified evaluating engineers and approve their remuneration;
c)report to the Board on the Corporation's petroleum and natural gas reserves; and
d)if appropriate, recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves and the filing of same with the regulatory authorities.
Director Orientation
The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation's business, current issues, and corporate strategies. They also receive a Director's Manual (hard copy or electronic) which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40‑F. They receive a copy of the Corporation's Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director's duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, culture of the Corporation and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.
Director Education
The Corporation provides ongoing continuous education programs integrated into and forming part of its scheduled quarterly Board meetings. These presentations are designed to be education and training sessions on various topics pertinent to the Corporation's business, including on new and emerging technologies and risks, continuous improvement initiatives, geopolitical, economic and regulatory developments that impact the Corporation's business, markets and the competitive environment, and similar topics of strategic focus. In addition, these education sessions incorporate in-depth reviews of the Corporation's assets

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and operations, risk management activities, as well as technology and innovation initiatives being adopted as part of continuous improvement initiatives. The objective of these sessions is to provide directors with insight into the Corporation, its people, its business activities, and the matters being dealt with by the Corporation on a day to day basis while, at the same time, providing topical education on areas of strategic focus that affect the Corporation's business, operations and performance.
By integrating education sessions into regularly scheduled Board meetings, Director attendance at these education sessions is tied to attendance at each meeting and the content of the training can, where appropriate, be directed to matters that are before the Board at that time. It also provides the Board with the opportunity to engage directly with individuals in different business areas of the Corporation.
Since May 2025, a number of education and training presentations, site tours, and management updates were held for the Board and various Board committees. The events, topics, and attendees are set forth below:

Director Education Sessions	Attendees
Cyber Security and Artificial Intelligence: Semi- annual report, education and training on emerging risk issues impacting the Corporation and corporate initiatives to address same.	Board members
Enterprise Risk Management: Semi-annual review of the Corporation's risk management framework and key risk issues impacting the Corporation.	NGR Committee members
ESG and Technology Update:
Annual report, education and training session reviewing emerging environmental issues (including new regulatory requirements and initiatives targeting GHG emissions and climate risk) and other social and governance risk issues impacting the Corporation. Education on emerging technologies designed to improve climate performance and reduce the Company's carbon footprint.
HSAIE Committee members
Code of Integrity, Business Ethics and Conduct ("Code"): Annual education and training on the Code.	Board members
IFRS Accounting Standards: Quarterly report, education and training session that reviews new accounting standards that are or will be impacting the Corporation.	Audit Committee members
Oil Sands Mining and Upgrading: Education and training session on oil sands mining and upgrading processes employed at the Corporation's facilities.	Board members
North American Conventional: Education and training session on conventional and thermal oil and gas technology and processes employed by the Corporation in its North American operations.	Board members
North American and International Crude Oil, Natural Gas and NGLs markets:
Education and training topics covered include market egress from crude oil and natural gas pipeline systems servicing the US and Canadian markets, geopolitical and other factors influencing pricing and price differentials; access to new markets in Asia and elsewhere from the TMX pipeline system, timing and potential impacts of proposed LNG and pipeline expansion projects.
Board members
Albian Mines, Truck Shop and Workforce Camp Site Session:
This site education included demonstrations of mining, ore preparation and extraction processes; truck maintenance initiatives designed to extend equipment life; and workforce camp operations.
Board members
Impacts of the US intervention in Venezuela on international and domestic crude oil markets:
Education and training topics covered included a review of Venezuelan reserves, current and anticipated markets for Venezuelan crude oil, US refining market access, potential impacts to heavy oil pricing and price differentials, western Canadian egress outlook, proposed export projects and impacts on the Corporation's marketing strategy.
Board members
Drillings, Completions and Asset Retirement:
Education and training on the operational life cycle of conventional and thermal crude oil and natural gas wells from well-site construction, drillings and completions, analytic reporting, through asset retirement (including well, pipeline and facility decommissioning) through to reclamation and site restoration. Topics included technological improvements that enhance drilling performance, liability planning and management, strategic closure programs to optimize efficiency, regulatory compliance, and new methods and technologies to optimize performance at all lifecycle stages.
Board members
Except for any computer-based training, the attendees at each event engaged directly with presenters and had the opportunity to discuss the presentations in-camera, without management being present. Management addressed any questions the

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directors may have had either in the course of the presentation or as a follow up item at a subsequent meeting. Board feedback obtained through the independent assessment described under "Board and Committee Assessment" suggests that these sessions are informative and effective, providing directly relevant information useful in Board decision-making.
In addition to the foregoing, each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Currently, six of the Corporation's independent directors have indicated that they participate in programs offered by the Institute of Corporate Directors, National Association of Corporate Directors or other similar organizations. Each Director is also expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and committee member and to provide ongoing guidance and direction to management.
Board and Committee Assessment
The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self‑assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires, which analysis is compiled in a detailed written report and provided to the Nominating, Governance and Risk Committee for review. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions raised, and make recommendations, as appropriate. The written analysis from the consulting firm, together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant, is included in the report to the full Board. The Nominating, Governance and Risk Committee presents the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.
Director Retirement Policy and Board Renewal
In the interest of Board renewal, the Board has established a mandatory retirement policy for directors, which is reviewed periodically by the Nominating, Governance and Risk Committee. Under the mandatory retirement policy, any director who has reached the age of 78 cannot stand for re-election to the Board, subject to the Board's discretion to waive this requirement in exceptional circumstances. The Board has not adopted term limits for directors as the Board believes that term limits would disadvantage the Corporation by depriving it of the contributions of directors who have developed an understanding of, and insight into, the Corporation. Such directors have also developed knowledge of the oil and natural gas industry, the Corporation's operations and management and their expertise, breadth of experience, wisdom and leadership continue to benefit the Corporation. In addition, the Board, as permitted by its Articles, may appoint additional members as deemed necessary, of up to 1/3 of the number of directors who held office at the last Annual Meeting of Shareholders to a maximum of fifteen. Through the Nominating, Governance and Risk Committee, there are annual Board and director performance assessments, the results of which can also stimulate Board renewal.
With respect to Board renewal, in the last 10 years, three directors have retired from the Board (two independent directors and one management director) and six directors joined the Board (four independent directors and two management directors), including Ms. S.A.M. Brown who joined the Board in November, 2025. In 2026, the Board nominated Dr. G.E. Isaac for election at the Meeting and two additional directors are not standing for re-election. Ms. C.M. Best is retiring early and Mr. W.A. Gobert reached the mandatory age of retirement in 2026. The Honourable F.J. McKenna also reached the mandatory age of retirement in 2026, however, in recognition of Mr. McKenna's unique skills and expertise and his continuing contribution to the Board and its Committees, the Board has exercised its discretion to extend Mr. McKenna's tenure on the Board for an additional year to support the transition of his role as Chair of the Compensation Committee. One independent director also resigned from the Board in 2021 to pursue another opportunity.
The changes discussed above reflect the ongoing renewal of the Board which has benefitted the Corporation by adding diversity and industry, business and managerial experience. In the coming years, the anticipated turnover in Board membership due to upcoming mandatory retirements will further renew the Board while providing the opportunity to support the Corporation's commitment to diversity and inclusion, as discussed in more detail below.
Ethics Policy
The Board has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the "Code"). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating to, among other things, restrictions on gifts and entertainment, adherence to local laws and regulations in the communities in which the Corporation does business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation's securities. The Code is designed to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each director and all employees including each member of senior management are required to abide by the Code.
The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate matters, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board

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must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.
Each new employee and contractor must acknowledge at hire that they have received a copy of the Code, have read and understood it, and will be bound by it. Directors, officers and employees must also immediately declare any actual or known potential conflicts of interest.
Commencing in 2023, the Corporation launched a new computer-based training module with respect to the Code that each director, officer and employee was required to complete. At the completion of the training module, directors, officers and employees were required to acknowledge their familiarity and understanding of the Code and confirm that they were not in breach of any of its principles nor were they granted any waivers of compliance with the Code, in whole or in part. Directors, officers and employees are required to complete the computer-based training module annually. A copy of the Code is available to employees on the Corporation's intranet and is publicly disclosed on the Corporation's website.
Periodic reports are provided to the Board from management directly responsible for compliance matters related to the Code and on any existing or known potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of any financial or accounting issues raised through the Corporation's anonymous toll‑free hot‑line.
No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board's knowledge, there has been no departure from the Code in the conduct of any director or executive officer.
Any waivers to the Code must be approved by the Board and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.
Copies of the Code can be obtained free of charge from SEDAR+ at: www.sedarplus.ca, from the Corporation's website at www.cnrl.com/about-us/code-of-conduct-and-human-rights/ or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information" on page 49.
Conflict of Interest and Independent Judgment of Directors
To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management's presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.
Related Party Transactions
In addition to the Conflict of Interest practices outlined above, it is the policy of the Corporation that every Board member disclose all related party transactions, which are reviewed and evaluated (and thereafter may be approved, disapproved, modified or ratified) jointly by the Nominating, Governance and Risk Committee and the Audit Committee to determine whether (a) the terms of such transactions are fair and reasonable, on an arms' length basis and otherwise in the best interest of the Corporation, and (b) in accordance with applicable securities laws and the listing requirements of any applicable stock exchanges.
Diversity and Inclusion
The Board has adopted a Diversity and Inclusion Policy Statement for the Corporation (see page 5) that addresses, amongst other things, the identification and nomination of women and members of other diverse communities as directors of the Corporation and the importance of creating an inclusive work environment where all people are valued and welcomed. Diversity in all its forms and in sufficient numbers brings a wide range of perspectives to the decision making processes of the Board. It is in the best interests of the Corporation to have an inclusive work environment and a Board whose members are diverse in background and experience in order to provide the necessary guidance, direction and leadership for the good governance of the Corporation. Directors are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board currently targets that a minimum of 40% of the independent directors should be women. The Board currently includes five women, one of whom is retiring and will not be seeking re-election. The remaining four women director nominees represent 40% of the independent director nominees (33.3% overall). In addition to gender diversity, the Board currently includes one individual that identifies as a member of an ethnic and visible minority. The Board believes that the correct size to optimize efficiency and a collaborative working atmosphere is approximately twelve members. The Board is committed to the principle of maintaining and enhancing the diversity of its members and is actively looking for opportunities to increase the diversity of the Board as vacancies become available in the coming years.
In addition to its efforts to enhance diversity in Board composition, the Corporation encourages the advancement of women and other diverse communities throughout the organization. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same

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continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. On an annual basis, the Corporation monitors trends in gender representation in supervisory/technical roles, as well as at both the manager and executive level, to ensure that corporate trends support the development of women as candidates and support continued progress towards a more diverse workforce and increased representation of women at the executive level. While the Corporation has not adopted a target regarding the representation of women at the executive level, women represent 19% of the Corporation's overall leadership and 21% of the Corporation's senior management team of nineteen (two Vice-Presidents and two Senior Vice-President). In addition, there are seven women in Senior Vice-President and Vice-President roles, seventy-four women (23%) in manager positions, and approximately five hundred and eight women (19%) who are in other supervisory and/or technical roles across the organization. While the Corporation does not specifically track the number of employees that identify as ethnic, Indigenous or visible minorities, such individuals fulfill roles in all administrative, professional and managerial levels within the organization.
The New York Stock Exchange Corporate Governance Listing Standards
The Corporation, as a "foreign private issuer" (as such term is defined in Rule 3b‑4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A‑3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation's CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non‑compliance with certain provisions of the NYSE Corporate Governance Listing Standards; and (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with the audit committee requirements of Rule 10A‑3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member's independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website; and (v) the requirement (Sections 303A.14 and 802.01F) for the Corporation to comply with Rule 10D-1 of the Exchange Act to adopt and comply with executive compensation recovery policies for incentive-based compensation received by current and former executive officers based on financial statements that are subsequently restated, and to disclose their executive compensation recovery policies in accordance with SEC rules. Under the rule, the Corporation was required to provide confirmation of its adoption of a compliant compensation recovery policy by December 1, 2023.
As required by the NYSE, a statement of the significant differences between the Corporation's current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation's annual report to shareholders.

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Schedule “B” To Information Circular Dated March 18, 2026
CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")
BOARD OF DIRECTORS CORPORATE GOVERNANCE CHARTER
The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Charter (the "Charter") to assist the Board in meeting its responsibilities. This Charter reflects the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long‑term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.
Directors must perform their duties, keeping in mind their fiduciary duty to the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.
BOARD RESPONSIBILITIES
The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day‑to‑day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.
In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:
(i)monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;
(ii)review, and, where appropriate, approve the Corporation's major financial objectives, plans and actions;
(iii)with the assistance of its standing committees, the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate policies and systems to manage these risks;
(iv)succession planning; including appointing, training and monitoring senior management;
(v)a communication and disclosure policy for the Corporation; and
(vi)the integrity of the Corporation's internal control and management information systems.
COMPOSITION ON THE BOARD
Criteria for Board of Directors
The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.
The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity in background, experience and skills, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities and such other factors as it deems appropriate given the current needs of the Board and Corporation, to maintain a balance of diversity, knowledge, experience, background and capabilities.
Diversity
The Directors believe it is to the best interests of the Corporation to have a Board whose members are diverse in background and experience and can bring a broad perspective to the decision making process for the good governance, guidance, direction and leadership of the Corporation. The Nominating, Governance and Risk Committee reviews and assesses the Board composition and performance annually and recommends the appointment of new Directors. Directors are selected for their ability to exercise independent judgment, experience, expertise and for the diversity of gender, background, experience and skills each individual candidate possesses. As indicated in the Diversity and Inclusion Policy Statement adopted by the Corporation (see page 5), a Board composition where a minimum of 40% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered. In addition to gender diversity, the Board considers diversity to include ethnic and visible minorities as well as individuals with physical disabilities.
Election of Directors by Shareholders
Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board

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shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee. In the considering any such resignation, the resigning Director shall not participate in the relevant Board meeting. The Corporation shall promptly issue a news release regarding the election of Directors and the Board's decision on any such resignation.
Independence
As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, and to have no material relationship with the Corporation other than as a director, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's Management Information Circular.
Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent".
Size of the Board
The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.
Lead Independent Director
The Independent Directors shall designate one Independent Director to serve in the capacity of Lead Independent Director for the purposes outlined in the terms of reference for the Lead Independent Director or for other responsibilities that the Independent Directors might designate from time to time.
Other Company Directorships
The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.
Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company. The Corporation has determined that, where Directors seek to become directors for other oil and natural gas exploration and production companies, the potential for any conflicts of interest caused by such directorships shall be considered by and, if acceptable, approved by the Nominating, Governance and Risk Committee. When the Nominating, Governance and Risk Committee is considering potential nominees, the potential benefits to, and impacts on, the Board and the Corporation of such directorships shall be considered as part of the evaluation process.
While the Corporation does not restrict the number of public company boards that a Director may serve on, each Director is expected to limit their other company board memberships to a number which permits them, given their individual circumstances, to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.
Term Limits
The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.
Retirement Policy
Under the Board's retirement policy Directors will not stand for re‑election after reaching the age of 78, subject to the Board's discretion to waive the requirement in exceptional circumstances. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.
Director Responsibilities
Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary

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to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.
Director Orientation
New members of the Board shall be provided an orientation which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.
Board Meetings
The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.
The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.
At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.
Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.
Immediately following the termination of each Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Independent Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Independent Director.
Board Committees
The Board has established five standing committees to assist the Board in fulfilling its mandate:
•Audit Committee;
•Compensation Committee;
•Nominating, Governance and Risk Committee;
•Reserves Committee; and
•Health, Safety, Asset Integrity and Environmental Committee.
The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.
The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be an Independent Director.
Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.
The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.
The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.
Board Evaluation
The Nominating, Governance and Risk Committee will sponsor an annual self-assessment of the Board's performance, Directors' performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

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Director Compensation
Senior management of the Corporation shall report annually to the Nominating, Governance and Risk Committee at the last regularly scheduled Committee meeting in a calendar year on the status of the Corporation's Directors' compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.
Director's fees are the only compensation an Audit Committee member may receive from the Corporation.
Share Ownership
Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation. Directors are required to confirm annually for the Corporation's Management Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.
The Board has also established share ownership guidelines for officers of the Corporation, which must be achieved within three (3) years of their appointment. Share ownership guidelines are based on a multiple of base salary; for the Executive Chair, President, any Chief Operating Officer and the Chief Financial Officer, four (4) times base salary; for any Senior Vice-Presidents, two (2) times base salary; and for all other officers, one (1) time base salary. Where the Executive Chair takes a nominal salary, the share ownership threshold applied to that individual is four (4) times the President's base salary. The details of these requirements can be found on page 23.
Evaluation of Senior Management
Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.
The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Executive Chair, and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long‑term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.
The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's ongoing program for management development. The Corporation encourages the advancement of women within the organization and recognizes that it is in the best interests of the Corporation in having a management team that is diverse in background and experience and can bring a broad perspective to the decision making process. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.
Director Access to Management, Employees and Advisors
Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.
In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.
In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances on the approval of the Lead Independent Director, or where the Lead Independent Director is seeking to engage outside advisors, the Executive Chair.
Public Communications
Management speaks for the Corporation and is responsible for communications with the shareholders, press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation's Management Committee.

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Communication with the Board
The Corporation believes that strong governance includes year-round engagement with Shareholders. Shareholder representatives meet regularly throughout the year with senior management and, when requested and appropriate, independent members of the Board of Directors. In addition, our senior management engage directly with Shareholders through earnings calls. One-on-one meetings are usually requested by Shareholders and take place in person, virtually or by telephone depending on the nature of the meetings and the location of the individuals involved. The Corporation regularly participates in investor conferences where senior management interacts with Shareholders and, in most cases, one-on-one meetings with Shareholders are arranged as part of these events. During one-on-one meetings, Shareholders have access to senior management and, occasionally, directors to make inquiries regarding the Corporation's policies, governance and performance. In the course of all of its Shareholder engagement activities, the Corporation maintains a process of review that ensures that no preferential disclosure takes place such that neither the participating Shareholder nor the Corporation are prejudiced.
In 2025, the Corporation participated in approximately 10 investor conferences and was involved in approximately 40 in-person one-on-one or group meetings with Shareholders located in Canada, the United States and Europe. Furthermore, the Corporation arranged specific engagement sessions, including telephone conferences, at the request of Shareholders to address various matters identified by the requesting Shareholder.
Any Shareholder or interested party who wishes to communicate directly with the Board, the Lead Independent Director or any specific Director may do so by directing any correspondence to their attention, as applicable, using the following address until June 2026:
c/o Corporate Secretary
Canadian Natural Resources Limited
2100, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
From and after June 2026:
c/o Corporate Secretary
Canadian Natural Resources Limited
400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Upon receipt, the Corporate Secretary will follow a process approved by the Nominating, Governance and Risk Committee of the Board and forward the communication to the Director to whom it is addressed. Depending on the subject matter, the Corporate Secretary may also refer the inquiry to senior management, the appropriate corporate department, the Audit Committee Chair, the Lead Independent Director or the Board Chair. If the matter does not appear to request direct attention by the Board or an individual Director, the correspondence may be directed to the appropriate corporate department. All correspondence will be reviewed and addressed through a direct response or, if more appropriate, through specific Shareholder engagement sessions. Finally, the Corporate Secretary, in consultation with the General Counsel, may determine that correspondence that is primarily commercial in nature or that relates to an improper or irrelevant topic should not be forwarded.
Code of Integrity, Business Ethics and Conduct
The Nominating, Governance and Risk Committee will periodically assess the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies' regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.
Modifications to Corporate Governance Charter
The Nominating, Governance and Risk Committee will annually review this Corporate Governance Charter and recommend any appropriate changes to the Board for approval.

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Schedule “C” To Information Circular Dated March 18, 2026
CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")
EXECUTIVE COMPENSATION RECOVERY POLICY
The Board of Directors ("Board") of Canadian Natural Resources Limited (the "Company") has adopted this Policy in accordance with applicable laws and stock exchange rules.
Application of Policy
This Policy applies in the event of:
(i)    any accounting restatement ("Restatement") of the Company's financial results due to a material non-compliance with the financial reporting requirements under applicable securities laws; and
(ii)    any circumstance where the Board of Directors, in its discretion, has determined that an Executive Officer (defined below) of the Company has engaged in wrongdoing or material misconduct that harms or otherwise prejudices the Company including its reputation ("Executive Misconduct"), in addition to any other disciplinary measures that may be levied.
Executive Officers Subject to the Policy
All executive officers of the Company are subject to this Policy, being the Executive Chairman, President, Chief Financial Officer, Principal Accounting Officer, Chief Operating Officers, Senior Vice-Presidents, any Vice-President of the Company in charge of a principal business unit, division or function, and any other person who performs a significant policy-making function for the Company (the "Executive Officers"). In relation to a Restatement, this Policy shall apply even if an Executive Officer had no responsibility for the financial statement errors which resulted in the Restatement. This Policy also applies to any former Executive Officer who, within the preceding fiscal three years, ceased to be an Executive Officer after this Policy came into place.
Part I - Recovery Arising from Restatement
Part I(A) - (D) shall apply to compensation recovery in the event of a Restatement.
A.    Compensation Subject to the Policy; Recovery Period
This Policy shall apply to incentive-based compensation received on or after November 1, 2023 (the "Effective Date"). For purposes of this Policy, "incentive-based compensation" means compensation (including any cash or equity compensation) that is granted, earned, vested or received by an Executive Officer based wholly or in part upon the attainment of any "financial reporting measure" during the period (the "Recovery Period") being any of the three most recently completed fiscal years immediately preceding:
(i)the date that the Company's Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
(ii)the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
"Financial reporting measures" are those that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed "received" in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period. For the avoidance of doubt, the Recovery Period with respect to an Executive Officer applies to incentive-based compensation received by the Executive Officer (a) after beginning services as an Executive Officer (including compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g. inducement grants) and (b) if that person served as an Executive Officer at any time during the fiscal period described above for such incentive-based compensation.
B.    Amount Required to be Repaid Pursuant to this Policy
Except as otherwise set forth below, the amount of incentive-based compensation that must be repaid by an Executive Officer shall be determined in accordance with applicable laws and stock exchanges rules and if no such rules apply shall be the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the "Recoverable Amount") as determined by the Company, acting reasonably. After a Restatement, the Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will, acting reasonably, determine the portion of the original incentive-based compensation derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be

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calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded. Documentation of the Company's calculation of the Recoverable Amount shall be maintained and shall be provided to the applicable stock exchange as required by applicable stock exchange rules.
In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment. If, due to a Restatement, equity compensation is recoverable from an Executive Officer, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:
(i)if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
(ii)if the equity award has been exercised or settled into shares (the "Underlying Shares"), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
(iii)if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
The Compensation Committee of the Board will take such reasonably prompt action as it deems appropriate, in its sole and absolute discretion, to recover the Recoverable Amount, unless it is determined that it would be impracticable to recover the such amount because (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount, has provided such documentation to the applicable stock exchange and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount, (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. Section 401(a)(13) or 26 U.S.C. Section 411(a) and regulations thereunder, or (3) if the recovery of the incentive-based compensation would, based on an opinion of counsel, be in violation of the laws of Canada or any applicable province thereof.
C.    Additional Recovery Required by Section 304 of the Sarbanes-Oxley Act of 2002
In addition, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under applicable securities laws, then, in accordance with Section 304 of the U.S. Sarbanes-Oxley Act of 2002, the Executive Chairman, President, Chief Financial Officer and any Chief Operating Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:
(i)any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and
(ii)any profits realized from the sale of securities of the Company during that 12-month period.
D.    Crediting of Recovery Amounts
To the extent that subsections A, B, C and D of this Policy would provide for recovery of incentive-based compensation recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection C of this Policy, and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under this Policy. Recovery pursuant to the other provisions of this Policy does not preclude recovery under subsection C of this Policy, to the extent any applicable amounts have not already been reimbursed to the Company.
Part II - Recovery Arising from Executive Misconduct
In relation to an Executive Officer's Executive Misconduct, the Board may, in its discretion after reasonable inquiry, take either or both of the following actions in relation to such Executive Officer, in addition to any disciplinary action undertaken by management of the Company:
(i)    reject or reduce any bonus recommendation presented to the Compensation Committee of the Board by the management of the Company; and
(ii)    require the recovery (on a pre-tax basis) of all or a portion of cash incentive-based payments awarded or made to the Executive Officer in the year in which the Executive Misconduct occurs or is discovered to have occurred.
Part III - General Provisions
This Policy may be amended by the Board from time to time. Implementation of, and changes to, this Policy will be communicated to all persons to whom this Policy applies.
The Company will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy. The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

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This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its subsidiaries.
All determinations and decisions made by the Board (or any committee thereof, including the Compensation Committee) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. If you have questions about the interpretation of this Policy, please contact the Chief Financial Officer or the Vice President, Legal & General Counsel.

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